

2017 Annual Meeting of Shareholders
Proxy Statement

May 25, 2017 at 10:00 a.m. Central Daylight Time

DDB Chicago
200 East Randolph Street
Chicago, IL 60601



OmnicomGroup

A Letter from the Lead Independent Director

To My Fellow Shareholders:

It is a great honor to serve as Omnicom's Lead Independent Director. Our Board is focused on the oversight of Omnicom's management and protecting your interests. We believe that Omnicom's commitment to the highest standards of corporate governance drives success and builds sustainable, long-term value for shareholders. 2016 was an excellent year for Omnicom and I encourage you to refer to the letter from John Wren, our President and Chief Executive Officer, which is available on Omnicom's website at http://investor.omnicomgroup.com, to learn more about the success of our company.

I would like to take this opportunity to provide you with an update on our continued progress on key initiatives.

Board Refreshment

Omnicom's commitment to board refreshment is central to preserving director independence and 2016 was a year of robust refreshment. Once our mandatory retirement age policy becomes effective December 31, 2017, Directors reaching the age of 75 will not stand for re-election. To ensure a smooth transition, two of our long-serving Board members stepped down in 2016 and an additional long-serving Board member, Mr. Michael A. Henning, will not stand for re-election at our 2017 Annual Meeting of Shareholders. The Board is grateful to Mr. Henning for his leadership and thanks him for his many years of dedicated service.

The Board regularly evaluates director skill sets to ensure the optimal combination of expertise is represented on the Board. Over the past year, our Board has been keenly focused on the recruitment of exceptional director candidates to replace departing directors. The Board undertook a deliberate skills analysis of the directors stepping down from the Board, as well as those who will remain, and determined that the first priority was to focus on director candidates whose skills and experience not only enhance the Board, but also make them highly qualified to serve on our Audit Committee.

Two new independent directors, Deborah J. Kissire and Valerie M. Williams, joined the Board and our Audit Committee in 2016. Ms. Kissire is a former Vice Chair and Regional Managing Partner, member of the Americas Executive Board and member of the Global Practice Group of EY. Ms. Williams is a former Southwest Assurance Managing Partner for EY with over 35 years of public company audit experience. Each of Mses. Kissire and Williams possess business acumen, leadership skills and accounting expertise that will be a valuable asset to Omnicom's Board and Audit Committee. The Board is actively overseeing the recruitment of additional directors and has been working with an outside search firm to assist in identifying qualified candidates.

Shareholder Engagement

Engaging with our largest shareholders is another one of my top priorities and is also a focus for the entire Board. I have had the pleasure of speaking with many of our largest shareholders about a variety of matters, including board leadership and composition, board refreshment, succession planning, executive compensation, sustainability, and diversity and inclusion. This year, we reached out to more than two-thirds of our shareholders and we spoke to every shareholder who accepted our invitation to talk. We strive to maintain an open dialogue with our shareholders and believe investor input enables the Board to more effectively evaluate our governance practices. The constructive feedback we receive from shareholders is shared with and discussed by the full Board on a regular basis.

Ongoing engagement with Omnicom's largest shareholders to discuss topics such as board leadership and composition and board refreshment is critical to my role as Lead Independent Director.

Two new independent directors, Deborah J. Kissire and Valerie M. Williams, joined the Board and our Audit Committee in 2016.

Pay for Performance

In determining compensation for our named executive officers for performance in fiscal 2016, Omnicom again demonstrated its commitment to closely link executive compensation to performance by making a significant portion of potential compensation variable, as well as long-term performance driven. We believe this is aligned with shareholder interests and the long-term interests of the Company. In our Compensation Discussion & Analysis, we have endeavored to continue enhancing our compensation disclosure to explain clearly our compensation program including the various components of pay, selection of metrics, balance between long-term and short-term awards and strong pay-for-performance alignment.

The Board remains focused on its oversight responsibility and will continue to communicate its efforts to shareholders. We believe that regular, transparent communication with our shareholders is critical to our long-term success. On behalf of the Board, I thank you for your support and look forward to continuing a constructive dialogue in the years to come.

Leonard S. Coleman, Jr.
Lead Independent Director

OMNICOM GROUP INC.
437 Madison Avenue
New York, New York 10022

Notice of 2017 Annual Meeting of Shareholders

Meeting Date: Thursday, May 25, 2017

Time: 10:00 a.m. Central Daylight Time

Place: DDB Chicago
200 East Randolph Street
Chicago, IL 60601

Subject:

1. Elect the directors named in the Proxy Statement accompanying this notice to the Company's Board of Directors to serve until the Company's 2018 Annual Meeting of Shareholders or until the election and qualification of their respective successors.

2. Vote on an advisory resolution to approve executive compensation.

3. Vote on an advisory basis, on the frequency of future advisory resolutions to approve executive compensation.

4. Ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2017.

The Board unanimously recommends that you vote:

- **FOR each of the director nominees;**

- **FOR the advisory resolution to approve executive compensation;**

- **for a frequency of every ONE YEAR for future shareholder advisory resolutions to approve executive compensation; and**

- **FOR the ratification of the appointment of KPMG LLP as our independent auditors.**

Record Date: April 5, 2017

Shareholders will also transact any other business that is properly presented at the meeting. At this time, we know of no other matters that will be presented.

In accordance with the rules promulgated by the U.S. Securities and Exchange Commission, we sent a Notice of Internet Availability of Proxy Materials on or about April 13, 2017, and provided access to our proxy materials on the Internet, beginning on April 13, 2017, for the holders of record and beneficial owners of our common stock as of the close of business on the record date.

Please sign and return your proxy card or vote by telephone or Internet (instructions are on your proxy card), so that your shares will be represented at the 2017 Annual Meeting of Shareholders, whether or not you plan to attend. If you do attend, you will be asked to present valid photo identification, such as a driver's license or passport, before being admitted. Cameras, recording devices and other electronic devices will not be permitted at the meeting. Additional information about the meeting is included below in this Proxy Statement in the section entitled "Information About Voting and the Meeting."

Michael J. O'Brien
Secretary

New York, New York
April 13, 2017

Table of Contents

OMNICOM GROUP INC.
437 Madison Avenue
New York, New York 10022

PROXY STATEMENT

Corporate Governance

Board Composition

The Board of Directors of Omnicom Group Inc., a New York corporation ("Omnicom," the "Company," "we," "us" or "our"), currently consists of 13 directors: 11 independent directors, Bruce Crawford, our Chairman of the Board, and John D. Wren, our President and Chief Executive Officer. Each director stands for election annually and is elected by a majority of votes cast (in an uncontested election). Our Board values the views of our investors regarding board composition and, in response to investor input, has made board refreshment a priority. As part of this ongoing board refreshment process:

- A current Board member, Mr. Michael A. Henning, will not stand for re-election at our 2017 Annual Meeting of Shareholders ("2017 Annual Meeting").

- Two former Board members stepped down last year.
- We added two new independent directors, Deborah J. Kissire and Valerie M. Williams, to the Board and Audit Committee in 2016.

As a result of these changes to our Board's composition, we expect that following the 2017 Annual Meeting, our Board will consist of 12 directors, 10 of whom will be independent. We anticipate continued refreshment of our Board over the next couple of years and remain focused on ensuring a smooth transition. Director biographies and information about the committees on which our directors serve is included below in the section entitled "Item 1 — Election of Directors."

2017 Director Nominees (12 total)



INDEPENDENCE

83% DIRECTOR INDEPENDENCE



DIVERSITY

50% WOMEN & MULTICULTURAL DIRECTORS

Shareholder Engagement

We are strongly committed to shareholder outreach, supported and overseen by the Board, and believe regular, transparent communication with our shareholders is important to our long-term success. During the last year, we have reached out to shareholders representing 68% of our outstanding shares and engaged with 35% in a continued effort to foster a successful shareholder outreach program, establishing and deepening the relationships with the governance teams at many of our largest investors. Mr. Coleman, our Lead Independent Director, actively participates in selected investor meetings each year. To ensure that we fully address any shareholder concerns, shareholder feedback is shared with the Governance and Compensation Committees, as appropriate, as well as with the full Board.

In response to conversations we have had with our shareholders, we have made the following significant corporate governance enhancements over the past year:

What we heard from shareholders	Board response to this feedback
The majority of our shareholders indicated they were supportive of our current Board leadership structure	• We elected a new director to serve as Lead Independent Director in December 2015 • The Lead Independent Director was reelected by the independent directors in May 2016 • The role and responsibilities of our Lead Independent Director are robust and clearly defined
Shareholders were pleased with the level of progress we have shown to meaningfully refresh our Board	• The Board has implemented a thoughtful approach to refreshment that is fostering a smooth transition • The Board adopted a policy setting the mandatory retirement age at 75 • Two directors stepped down from the Board in 2016 • The Board appointed a new independent director in March 2016 and another in October 2016 • One additional director will step down from the Board prior to the 2017 Annual Meeting • The Board will continue its search for qualified director candidates, including through the engagement of a third-party search firm
Shareholders encouraged us to adopt proxy access with reasonable terms	• Adopted proxy access in March 2016 allowing shareholders owning 3% of our common stock for three years to nominate directors constituting up to 20% of the Board (with a two-director minimum)

Based on the feedback we received from shareholders, the Board has taken significant steps to be responsive to their concerns, including adoption of a board retirement policy described in the section entitled "Director Retirement Policy" on page 11 that by the 2018 Annual Meeting of Shareholders will have resulted in six of our Board members stepping down between May of 2016 and May of 2018. We value our investors' views regarding our Company, as well as their opinions on corporate governance best practices. Our Board and management found this engagement constructive and informative and will continue our engagement efforts.

Board Leadership

Lead Independent Director

Our Board is committed to improving the Company's corporate governance practices, and we have significantly enhanced the responsibilities of our Lead Independent Director to strengthen the Board's independent oversight of management. Further, we have formalized the annual process whereby our independent directors elect the Company's Lead Independent Director. This individual would typically also serve as a member of the Governance Committee and, as such, participate in director and CEO succession planning. In addition to the responsibilities of all directors, our Lead Independent Director's other duties, which the Board continues to evaluate through engagement with shareholders, are:

• Preside at executive sessions of the independent directors;
• Preside at all meetings of the Board at which the Board Chairman is not present;

- Serve as principal liaison between the independent directors and the Board Chairman and CEO;
- Oversee the annual Board and committee evaluations;
- Participate in developing agendas for Board meetings, with the authority to add agenda items;
- Approve the schedule of Board meetings;
- Advise the Board Chairman as to the quality, quantity and timeliness of information provided to the Board;
- Engage and consult with shareholders as part of our shareholder engagement process; and
- Perform such other duties as the Board may from time to time delegate.

In May 2016, the independent members of our Board re-elected Leonard S. Coleman, Jr. to serve as the Company's Lead Independent Director. During his tenure as a member of the Board, Mr. Coleman has consistently demonstrated thoughtful leadership and intelligent decision making. Each year in which he has served as Lead Independent Director, Mr. Coleman has committed to being personally involved in our shareholder engagement efforts. Mr. Coleman's proven integrity and values align perfectly with the important role of Lead Independent Director. Coupled with his extensive senior management, financial, government, development and public company board experience, the independent members of the Board determined that Mr. Coleman would be the ideal candidate to serve as the Company's Lead Independent Director. We believe that this leadership structure enhances the accountability of the CEO to the Board and strengthens the Board's independence from management.

Chairman and CEO Roles

Our Board understands that there are differing views on the most appropriate Board leadership structure depending on a company's specific characteristics and circumstances. We currently maintain separate Chairman of the Board and CEO roles. The CEO is responsible for the overall execution of the Company's strategy and maintains vital relationships with hundreds of our top clients and key employees. The Chairman of the Board provides guidance and mentorship to the CEO and presides over meetings of the full Board. Our Governance Committee, as well as the full Board when appropriate, regularly evaluates the leadership structure of our Board to determine what works best for the Company and whether combining the roles of Chairman and CEO or keeping them separate best serves the interests of our shareholders. Whether the roles of Chairman and CEO are separate or combined, we will continue to have a Lead Independent Director to ensure independent oversight of our Board.

Our Chairman of the Board, Bruce Crawford, has tremendous experience both with Omnicom and in the advertising, marketing and corporate communications industries. He began his career in advertising in 1956 and, in 1963, he joined BBDO Worldwide, an Omnicom company. He held a variety of high-level positions at BBDO, including that of President and CEO. He was Omnicom's President and CEO from 1989 until 1995, when he became Omnicom's Chairman of the Board and CEO. Upon Mr. Wren's appointment as President and Chief Executive Officer in 1997, Mr. Crawford resigned from his role as CEO, while remaining Chairman of the Board, as well as an executive officer. Our Board has determined that Mr. Crawford's continued role as Chairman of the Board allows us to further benefit from the depth of Mr. Crawford's prior experience and helps us preserve our distinctive culture and history.

Our Board believes that the current Board leadership structure is best for the Company and its shareholders at this time.

Director Independence

Our outside directors are Alan R. Batkin, Mary C. Choksi, Robert Charles Clark, Leonard S. Coleman, Jr., Susan S. Denison, Michael A. Henning, Deborah J. Kissire, John R. Murphy, John R. Purcell, Linda Johnson Rice and Valerie M. Williams. Our Board has determined that all of our outside directors are "independent" within the meaning of the rules of the New York Stock Exchange ("NYSE"), as well as under our Corporate Governance Guidelines. Our Corporate Governance Guidelines are posted on our website at http://www.omnicomgroup.com. In determining that each of our outside directors is independent, the Board took into consideration the answers to annual questionnaires completed by each of the directors, which covered any transactions with director-affiliated entities. The Board also considered that Omnicom and its subsidiaries occasionally and in the ordinary course of business, sell products and services to, and/or purchase products and services from, entities (including charitable foundations) with which certain directors are affiliated. The Board determined that these transactions were not material to Omnicom or the entity and that none of our directors had a material interest in the transactions with these entities. The Board therefore determined that none of these relationships impaired the independence of any outside director.

As a matter of policy, the independent, non-management directors regularly meet in executive session, without management present. The independent directors met six times in 2016. Mr. Coleman, our Lead Independent Director, presides over executive sessions of the Board.

Board Operations and Committee Structure

Our Board met nine times during 2016. The Board generally conducts specific oversight tasks through committees so that the Board as a whole can focus on strategic matters and those particular tasks that by law or custom require the attention of the full Board. Our Board has established five standing committees, functioning in these areas, as explained more fully below:

• audit and financial reporting
• management/compensation
• corporate governance
• finance and acquisitions/divestitures
• attendance to matters requiring consideration between Board meetings

Each of the committees operates under a written charter recommended by the Governance Committee and approved by the Board. The Board operates pursuant to our Corporate Governance Guidelines. Each Board committee is authorized to retain its own outside advisors. Our Corporate Governance Guidelines and committee charters, which have been approved by the Board, are posted on our website at http://www.omnicomgroup.com. The table below provides current membership for each Board committee.

Committees of the Board of Directors

Director	Audit	Compensation	Governance	Finance	Executive
Alan R. Batkin		Member		Member	
Mary C. Choksi	Member	Member			
Robert Charles Clark	Member		Member		
Leonard S. Coleman, Jr.		Member	Member		Chair
Bruce Crawford				Chair	Member
Susan S. Denison		Chair	Member		
Michael A. Henning	Member	Member			
Deborah J. Kissire	Member				
John R. Murphy	Chair			Member	Member
John R. Purcell			Chair	Member	Member
Linda Johnson Rice			Member	Member	
Valerie M. Williams	Member				
John D. Wren					
Number of Meetings in 2016	11	9	9	7	1

■ Member
■ Chair

Audit Committee: The Audit Committee's purpose is to assist the Board in carrying out its financial reporting and oversight responsibilities, including oversight of risk as described in "Risk Oversight" below. In this regard, the Audit Committee assists the Board in its oversight of (a) the integrity of our financial statements, (b) compliance with legal and regulatory requirements, (c) the qualifications and independence of our independent auditors, and (d) the performance of our internal audit function and independent auditors. Furthermore, the Audit Committee prepares the report included below in the section entitled "Audit Committee Report." The Audit Committee also has the power to retain or dismiss our independent auditors and to approve their compensation.

The Board has determined that each member of our Audit Committee is "independent" within the meaning of the rules of both the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has also determined that each member of our Audit Committee is an "audit committee financial expert," is "financially literate and

has "accounting or related financial management expertise," as such qualifications are defined by U.S. Securities and Exchange Commission ("SEC") regulations and the rules of the NYSE, respectively.

Compensation Committee: The Compensation Committee's purpose is (a) to assist the Board in carrying out its oversight responsibilities relating to compensation matters, including oversight of risk as described in "Risk Oversight" below, (b) to prepare a report on executive compensation for inclusion in our annual Proxy Statement and (c) to administer and approve awards under our equity and other compensation plans. The report of the Compensation Committee is included below in the section entitled "Compensation Committee Report."

The Board has determined that each member of our Compensation Committee is "independent" within the meaning of the rules of the NYSE, a "non-employee director" within the meaning of the regulations of the SEC and an "outside director" within the meaning of regulations of the U.S. Treasury.

Governance Committee: The Governance Committee's purpose is to assist the Board in carrying out its oversight responsibilities, including oversight of risk as described in "Risk Oversight" below, relating to (a) the composition of the Board and (b) certain corporate governance matters. As part of its responsibilities, the Governance Committee considers and makes recommendations to the full Board with respect to the following matters:

- director nominees and underlying criteria for election to the Board and its committees;
- the structure, responsibilities, performance and composition of the Board committees;
- standards and procedures for review of the Board's performance;
- our Corporate Governance Guidelines generally, including with respect to director qualification standards, responsibilities, access to management and independent advisors, compensation, orientation and continuing education, and performance evaluation;
- management succession;
- shareholder proposals made under SEC rules;
- the Code of Business Conduct applicable to our directors, officers and employees;

- the Code of Ethics applicable to our senior financial officers; and
- the Governance Committee's performance of its own responsibilities.

The Governance Committee also oversees our shareholder engagement efforts and periodically receives reports from management on shareholder feedback. The Board has determined that each member of our Governance Committee is "independent" within the meaning of the rules of the NYSE.

Finance Committee: The Finance Committee's purpose is to assist the Board in carrying out its oversight responsibilities relating to financial matters affecting Omnicom, including in respect of acquisitions, divestitures and financings and the oversight of risk as described in "Risk Oversight" below.

Executive Committee: The Executive Committee's purpose is to act on behalf of the Board in the management of the Board's business and affairs between Board meetings, except as specifically prohibited by applicable law or regulation, or by our charter or By-laws.

Director Nomination Process

Nominations for directors at our 2018 Annual Meeting of Shareholders may be made only by the Board, or by a shareholder entitled to do so pursuant to our By-laws not later than the deadlines set forth below in the section entitled "Shareholder Proposals and Director Nominations for the 2018 Annual Meeting."

Our By-laws provide that shareholders may present director nominations directly at the annual meeting (and not for inclusion in our proxy statement) by satisfying certain advance notice requirements, and providing information as to such nominee and submitting shareholder as specified in our By-laws. Our By-laws also permit a shareholder or group of up to 20 shareholders owning 3% or more of the Company's common stock continuously for at least three years to nominate and include in the Company's proxy statement director candidates constituting up to 20% of the Board, but no less than two, to be considered for election by the holders of the Company's common stock, provided that the shareholder (or group) and each nominee satisfy the requirements and provide information as to such nominee and submitting shareholder as specified in our By-laws.

You can obtain a copy of the full text of the By-law provisions noted above by writing to our Corporate Secretary at our address listed below in the section entitled "Availability of Certain Documents", or on our website at http://www.omnicomgroup.com. Our By-laws have also been filed with the SEC.

The Governance Committee will consider all candidates recommended by our shareholders in accordance with the procedures included in our By-laws and this Proxy Statement. We did not receive any nominee recommendations from shareholders this year. Any future director candidate recommendations made by shareholders that are properly submitted will be considered by the Governance Committee in the same manner as those submitted by the Board or the Governance Committee itself.

Our Board seeks to ensure that it is composed of individuals not only with substantial experience and judgment but also from diverse backgrounds and experiences. In determining the nominees for the Board, our Governance Committee considers the criteria outlined in our Corporate Governance Guidelines including a nominee's background and experience in relation to other members of the Board, his or her readiness to commit the time required to discharge Board duties and independence issues. In addition, our Governance Committee considers the composition of the Board as a whole and diversity in its broadest sense, including persons diverse in gender, ethnicity and geography as well as representing diverse viewpoints, ages, and professional and life experiences. In considering diversity, director nominees are neither chosen nor excluded solely or largely based on any one factor. The Governance Committee considers a broad spectrum of skills and experience to ensure a strong and effective Board.

Board and Committee Evaluation Process

Every year, the Board and its committees each conduct a self-evaluation to help promote Board and committee effectiveness. The Governance Committee leads the evaluation process, which is overseen by our Lead Independent Director. The process allows directors to evaluate the Board as a whole and the standing committees of the Board on which each director serves through questionnaires covering topics such as:

- the effectiveness of the Board's leadership structure and the composition and responsibilities of its committees;
- the adequacy of the number and length of Board and committee meetings and the appropriateness of topics discussed; and
- the dynamic between the Board and management, and the quality of management's presentations and information provided to the Board and its committees.

Our Governance Committee recommends to the full Board a plan for any changes to the functions of our Board or its committees including on structure, responsibilities, performance and composition.

The Governance Committee reviews the composition of the Board and recommends to the full Board nominees for election. The Governance Committee identifies the skills and experience needed to replace any departing director and performs research, either itself or by engaging third parties to do so on its behalf, to identify and evaluate director candidates.

Director Attendance

Attendance at Board and committee meetings during 2016 averaged close to 100% for the directors as a group. Except for a director who missed two meetings and had a 93% attendance record, each of our other directors attended 100% of the meetings of the Board and the committees of the Board on which he or she served during 2016. We encourage our directors to attend our annual meetings of shareholders, and all of our directors attended the 2016 Annual Meeting of Shareholders.

Director Retirement Policy

In December 2015, the Board adopted a mandatory retirement age policy for directors. The policy provides that, effective December 31, 2017, no director shall be nominated for election or re-election to the Board if the director has reached 75 years of age on or before December 31st of the year preceding election or re-election. The Board, upon the recommendation of the Governance Committee, may waive this limitation for any director if the Board determines that it is in the best interests of the Company and its shareholders to extend the director's service. In the event of a waiver, the Board will provide shareholders with rationale for its decision.

Compensation Committee Interlocks and Insider Participation

The following directors served as members of our Compensation Committee during all or a portion of 2016: Susan S. Denison, Alan R. Batkin, Mary C. Choksi, Leonard S. Coleman, Jr., Michael A. Henning, Linda Johnson Rice and Gary L. Roubos. None of the Compensation Committee members serving during 2016 is a current or former employee or officer of Omnicom or its subsidiaries. None of the Compensation Committee members serving during 2016 has ever had any relationship requiring disclosure by Omnicom under Item 404 of Regulation S-K. During 2016, none of our executive officers served as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any other company that had an executive officer serving as a member of our Board or its Compensation Committee.

Qualifications of the Members of the Board of Directors

In accordance with the process for the selection and nomination of directors described above, the Governance Committee reviews the composition of the Board at least annually and recommends to the full Board nominees for election. As part of its evaluation, the Governance Committee considers the slate of directors as a whole as well as the specific skills, backgrounds, experiences and qualifications of each nominee. The Board believes that a combination of skill-sets and experiences in a variety of industries provides the Board with the necessary range and depth of knowledge to most effectively oversee a company as large and complex as Omnicom.

Diversity and Inclusion

Omnicom believes that workplace diversity creates value for the Company, enhances the quality of work we create for clients and fosters a positive corporate culture. We know that a workforce reflecting the demographics of our society is better poised to create effective campaigns for our clients that resonate with a diverse population. With our global presence, we believe it is important that our workforce reflects our global community. This commitment to diversity starts within the boardroom. Our Board includes five women and three African Americans, including Leonard S. Coleman, Jr., our Lead Independent Director. Across the Company, we are committed to recruiting and retaining the best talent from diverse backgrounds, experiences and perspectives and have implemented key programs and initiatives to ensure we deliver on this commitment. These efforts include:

- **Internal focus and accountability** – Omnicom created the role of Senior Vice President and Chief Diversity Officer at our corporate office in 2009, reporting directly to the CEO, and this role has since been expanded throughout our Company. Our individual networks now employ their own Directors of Diversity or Chief Diversity Officers, and throughout Omnicom and its networks, 11 professionals are dedicated full-time to overseeing and advancing diversity and inclusion efforts at every level of our organization.

- **Omnicom People Employee Network (OPEN)** – led by six senior-level Chief Diversity Champions, meets quarterly to share best practices and develop tools to efficiently and effectively incorporate diversity and inclusion initiatives at Omnicom offices.
- **OPEN Pride** – a sub-group of OPEN, specifically strives to identify and develop LGBT talent and promote awareness, acceptance and advocacy by creating opportunities for leadership, visibility, community involvement, networking and business throughout our networks.
- **ADCOLOR** – Omnicom supports this network of outstanding diverse professionals and champions of diversity and inclusion. At the annual ADCOLOR Conference and Awards, diverse professionals at all levels within the industry are honored for their personal contributions and efforts to open doors for other high-potential, diverse professionals.
- **Omniwomen** – is a global initiative, launched in April 2014, intended to serve as a catalyst to increase the influence and number of women leaders across the Omnicom networks. Leading this initiative are the most senior women executives across Omnicom and its agencies.
- **Supplier diversity** – In connection with the Omnicom Supplier Diversity Initiative, we created the Omnicom Supplier Diversity Database in order to expand access to diverse suppliers across our global network of agencies. The database is a resource that spurs collaboration with clients and suppliers and currently includes more than 1,300 minority- and women-owned vendors. By successfully utilizing these mutually beneficial business relationships, we help meet the diversity goals that we have set for Omnicom as well as those of our clients.

We have been publicly recognized for our commitment to inclusion and diversity initiatives. Most recently, in 2016 Omnicom was designated as one of the "Best Places to Work for LGBT Equality" by the Human Rights Campaign Foundation and received a score of 100 percent on the foundation's Corporate Equality Index survey. Our Senior Vice President and Chief Diversity Officer was recognized as the 2015 Global Diversity Champion by the European Diversity Awards. Our Chief Executive Officer, John Wren, was honored as a pioneer and supporter of diversity by the American Advertising Federation at their 2013 Diversity Achievement and Mosaic Awards, and Omnicom Group was recognized as a Diversity Pioneer at the 2012 Diversity Achievement and Mosaic Awards.

Omnicom shares the following key diversity statistics on its website:

- 19% of U.S. "Officials and Managers" are multicultural, an increase of 30% from five years ago with improvement among each of the Equal Employment Opportunity Commission's Hispanic/Latino, Black/African American and Asian designations.
- The U.S. "Professional" talent base is 28% multicultural, an increase of 23% from five years ago with improvement among each of the Equal Employment Opportunity Commission's Hispanic/Latino, Black/African American and Asian designations.
- Women make up 55% of U.S. "Officials and Managers," an increase of 7% from five years ago.
- Of the approximately 23,000 U.S. employees who are "Professionals" and "Officials and Managers," 25% are multicultural, 55% are women, and only 35% are white men.
- Of the 13 members of Omnicom's Board of Directors, five are women and three are African American.

We believe that these statistics clearly reflect the value Omnicom places on workplace diversity and the strength of its efforts to promote professional opportunities for women and minorities.

Risk Oversight

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. The principal oversight function of the Board and its committees includes understanding the material risks the Company confronts and methods to mitigate or manage those risks. Management is responsible for establishing our business strategy, identifying and assessing the related risks and establishing appropriate risk management practices. Our Board reviews our business strategy and management's assessment of the related risk, and discusses with management the appropriate level of risk for the Company.

Our Board administers its risk oversight function with respect to our operating risk as a whole, and the Board and its committees meet with management at least quarterly to receive updates with respect to our business operations and strategies, financial results and the monitoring of related risks. The Board also delegates oversight to the Audit, Governance, Compensation and Finance Committees to oversee selected elements of risk:

- Our Audit Committee oversees financial risk exposures, including monitoring the integrity of the financial statements, internal control over financial reporting, and the independence of the independent auditors of the Company.

The Audit Committee inquires of management and the independent auditors about significant risks or exposures and assesses management's actions in light of any such risks, and also discusses guidelines and policies governing the process by which management of the Company assesses and manages the Company's exposure to risk. The Audit Committee receives an assessment report from the Company's internal auditors on at least an annual basis and more frequently as appropriate. The Audit Committee also assists the Board in fulfilling its oversight responsibility with respect to compliance with legal and regulatory matters related to the Company's financial statements and meets quarterly with our financial management, independent auditors and legal advisors for updates on risks related to our financial reporting function.

- Our Governance Committee oversees governance-related risk by working with management to establish Corporate Governance Guidelines and policies applicable to the Company and our management, including recommendations regarding director nominees, the determination of director independence, Board leadership structure and membership on Board committees. The Company's Governance Committee also oversees risk by working with management to adopt codes of conduct and business ethics designed to encourage the highest standards of business ethics.

- Our Compensation Committee oversees compensation-related risk by working with management in the creation of compensation structures that create incentives to encourage a level of risk-taking behavior consistent with the Company's business strategy.
- Our Finance Committee oversees financial, credit and liquidity risk by overseeing our Treasury function to evaluate elements of financial and credit risk and advise on our financial strategy, capital structure, capital allocation and long-term liquidity needs, and the implementation of risk mitigating strategies.

The Company's management is responsible for day-to-day risk management. The CEO, CFO and General Counsel periodically report on the Company's risk management policies and practices to relevant Board committees and to the full Board. Our Treasury, Legal, Controller and Internal Audit functions work with management at the agency level, serving as the primary monitoring and testing function for company-wide policies and procedures, and managing the day-to-day oversight of risk management strategy for the ongoing business of the Company. We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports our approach.

Ethical Business Conduct

We have a Code of Business Conduct designed to assure that our business is carried out in an honest and ethical way. The Code of Business Conduct applies to all of our, and our majority-owned subsidiaries', directors, officers and employees and requires that they avoid conflicts of interest, comply with all laws and other legal requirements and otherwise act with integrity. In addition, we have adopted a Code of Ethics for Senior Financial Officers regarding ethical action and integrity relating to financial matters applicable to our senior financial officers. Our Code of Business Conduct and Code of Ethics for Senior Financial Officers are available on our website at http://www.omnicomgroup.com, and are also available in print to any shareholder that requests them. We will disclose any future amendments to, or waivers from, certain provisions of these ethical policies and standards for senior financial officers, executive officers and directors on our website within the time period required by the SEC and the NYSE.

We also have procedures to receive, retain and treat complaints regarding accounting, financial reporting and disclosure, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, as well as possible violations of our Code of Business Conduct or Code of Ethics for Senior Financial Officers. The procedures are posted on our website at http://www.omnicomgroup.com and the websites of our various global networks.

Item 1 — Election of Directors

Of the current 13 members of the Board, 12 have been nominated to continue to serve as directors for another year, while one will not stand for re-election in connection with our board refreshment initiative. All 12 director nominees have been recommended for election to the Board by our Governance Committee and approved and nominated for election by the Board.

The Board has no reason to believe that any of the nominees would be unable or unwilling to serve if elected. If a nominee becomes unable or unwilling to accept nomination or election, the Board may, prior to the meeting, select a substitute nominee or undertake to locate another director after the meeting. If you have submitted a proxy and a substitute nominee is selected, your shares will be voted for the substitute nominee.

In accordance with our By-laws, directors are elected by a majority of the votes cast. That means the nominees will be elected if the number of votes cast "for" a director's election exceeds the number of votes cast "against" such nominee. For this purpose, broker non-votes will not count as a vote cast and will have no effect on the elections of directors. Our form of proxy permits you to abstain from voting "for" or "against" a particular nominee. However, shares represented by proxies so designated will count as being present for purposes of determining a quorum but will not count as a vote cast and will have no effect on the election of directors. Such proxies may also be voted on other matters, if any, that may be properly presented at the meeting.

If an incumbent nominee is not reelected, New York law provides that the director would continue to serve on the Board as a "holdover director." Under our By-laws and a policy adopted by the Board, such a director is required to promptly tender his or her resignation to the Board. The Governance Committee of the Board then must consider whether to accept the director's resignation and make a recommendation to the Board. The Board will then consider the resignation, and within 90 days after the date of certification of the election results, publicly disclose its decision and the reasons for its decision. A director whose resignation is under consideration may not participate in any deliberation regarding his or her resignation unless none of the directors received a majority of the votes cast. If the Board accepts a director's resignation, the Board will then elect a replacement in accordance with the By-laws.

A balanced mix of fresh perspectives and institutional knowledge enables strong Board oversight of management. The chart below illustrates tenure of the 2017 director nominees and the projected tenure of our directors at the time of our 2018 Annual Meeting. The chart also provides board refreshment highlights that summarize key steps towards meaningful board refreshment.

Director Tenure & Refreshment: Significant Refreshment Underway



CURRENT TENURE OF 2017 DIRECTOR NOMINEES

- 0-5 years: 2
- 6-15 years: 3
- 16-25 years: 5
- >25 years: 2

- In response to shareholder feedback on lengthy average Board tenure, the Board implemented a thoughtful refreshment plan involving a mandatory retirement age policy that allows for a smooth transition
- 2 directors retired in 2016 and an additional director will not stand for re-election at our 2017 Annual Meeting
- 2 independent directors joined the Board in 2016

39% Projected Reduction in Average Director Tenure *(2015-2018 Annual Meeting)*

PROJECTED TENURE AT 2018 ANNUAL MEETING

- 0-5 years: 4
- 6-15 years: 2
- 16-25 years: 5
- >25 years: 0

- The Board currently plans to add 2 additional independent directors by the 2018 Annual Meeting

John D. Wren



Age 64

Director since
1993

PROFESSIONAL EXPERIENCE:

Mr. Wren is President and Chief Executive Officer of Omnicom, a position he has held since January 1997. He was elected President in 1996 and named Chief Executive Officer in 1997. Under his direction, Omnicom has become one of the largest advertising, marketing and corporate communications companies in the world. Mr. Wren entered the advertising business in 1984, joining Needham Harper Worldwide as an executive vice president. As part of the team that created Omnicom in 1986, he was appointed Chief Executive Officer of Omnicom's DAS Group of Companies division in 1990.

KEY SKILLS AND QUALIFICATIONS:

Through the positions Mr. Wren has held at Omnicom and its networks, including that of President and Chief Executive Officer of Omnicom since January 1997, Mr. Wren possesses an in-depth understanding of the Company's complex global businesses and strategy. As the former Chief Executive Officer of Omnicom's DAS Group of Companies division, Mr. Wren has tremendous advertising, marketing and corporate communications experience. Under his leadership, the DAS Group of Companies grew to become Omnicom's largest operating group, comprised of companies in a wide array of disciplines ranging from public relations to branding. Together with his strategic vision, Mr. Wren's vast knowledge of Omnicom, its businesses, its clients and its people enables him to provide important insights to the Board. In fact, Mr. Wren's extensive and long-term relationships with key clients, coupled with relationships with key management around the world that he has developed over many years, serve as a critical component of the Board's overall skill-set. Mr. Wren is also a member of the International Business Council of the World Economic Forum, and as such, he has direct exposure to the dynamic issues facing a myriad of international companies. This exposure is a valuable asset to the Company and enhances the Board's ability to judiciously oversee management of Omnicom's own complex global businesses.

Bruce Crawford



Age 88

Director since
1989
Chairman of the Board,
Chairman of the
Finance Committee and
Member of the Executive
Committee

PROFESSIONAL EXPERIENCE:

Mr. Crawford is Chairman of the Board of Omnicom, a position he has held since 1995. From 1989 to 1995, he served as Omnicom's President and Chief Executive Officer and, from 1995 to 1997, he served as Omnicom's Chairman and Chief Executive Officer. Mr. Crawford began his career in advertising in 1956 and, in 1963, he joined BBDO. He held a variety of high-level positions at BBDO, including that of President and Chief Executive Officer, a position he held from 1977 until 1985. Mr. Crawford is an Honorary Director of The Metropolitan Opera and Chairman Emeritus of Lincoln Center. He is also a Director of The Animal Medical Center.

KEY SKILLS AND QUALIFICATIONS:

Mr. Crawford brings to the Board an unmatched degree of experience in the advertising, marketing and corporate communications industries. His involvement in the industry began in 1956, and since then he has held a diverse array of positions, such as Omnicom's Chairman of the Board, President, and Chief Executive Officer. As President and Chief Executive Officer of BBDO, Mr. Crawford built the agency into a global company. These positions have earned Mr. Crawford an extremely keen understanding and a vast scope of knowledge of Omnicom's business operations and strategy. Mr. Crawford's experiences and qualifications also include his active involvement on a number of non-profit boards.

Alan R. Batkin



Age 72

Director since
2008
Member of the
Compensation and
Finance Committees

PROFESSIONAL EXPERIENCE:

Mr. Batkin is the Chairman and Chief Executive Officer of Converse Associates, Inc., a strategic advisory firm, a position he held since January 2013. From 2007 to December 2012, he was the Vice Chairman of Eton Park Capital Management, L.P., a multi-disciplinary investment firm. From 1990 to 2007, he was Vice Chairman of Kissinger Associates, Inc., a geopolitical consulting firm that advises multi-national companies.

OTHER PUBLIC COMPANY BOARDS:

Mr. Batkin is a director and member of the Audit and Nominating and Governance Committees of Hasbro, Inc. (listed on Nasdaq), a toy and game company, a director, member of the Audit Committee, Chairman of the Compensation Committees and Presiding Director of Cantel Medical Corp. (listed on NYSE), a provider of infection prevention and control products in the healthcare market, and a director, Chairman of the Board and member of the Audit, Conflicts, Nominating, Governance and Compensation Committees of Pattern Energy Group, Inc. (listed on Nasdaq), an independent power company. Mr. Batkin also served as a director of Overseas Shipholding Group, Inc. during the last five years.

KEY SKILLS AND QUALIFICATIONS:

The selection of Mr. Batkin as a director nominee was partly grounded in the fact that his 16 years of experience as the Vice Chairman of a geopolitical consulting firm advising multinational companies brings to the Board a genuine comprehension and knowledge of the strategy and management of a dynamic and global business. Mr. Batkin understands the complex relationships crucial to successfully running international businesses, as well as the sophisticated strategies involved in expanding international business operations and avoiding risk in foreign countries. Growing Omnicom's non-U.S. operations is critical to our long-term business strategy and Mr. Batkin's expertise in this regard is a critical component of the Board's mix of skill sets. Mr. Batkin's service as a director of a company in the healthcare market lends valuable insight into Omnicom's healthcare businesses. Having worked for more than 22 years in senior investment banking and accounting positions, Mr. Batkin also has high-level financial experience and can provide the Board with valuable input relating to matters of corporate finance and asset management. This experience is additive not only to his role as a director, but also to his service as a member of our Finance Committee. In addition, Mr. Batkin has extensive experience serving on the boards and audit committees of several public companies in a variety of industries.

Mary C. Choksi



Age 65

Director since
2011
Member of the Audit
and Compensation
Committees

PROFESSIONAL EXPERIENCE:

Ms. Choksi was a founding partner and Senior Advisor of Strategic Investment Group (Strategic), an investment management enterprise founded in 1987 which designs and implements global investment strategies for large institutional and individual investors. She served as a Senior Managing Director/Senior Adviser of Strategic until February 2017. In addition, Ms. Choksi is a trustee of a number of funds in the Franklin Templeton Funds family. Ms. Choksi was also a founder and, until May 2011, a Managing Director of Emerging Markets Management LLC, which manages portfolios of emerging market equity securities, primarily for institutional investors. Prior to 1987, Ms. Choksi worked in the Pension Investment Division of the World Bank.

OTHER PUBLIC COMPANY BOARDS:

Ms. Choksi is a director and member of the Audit and Governance Committees of Avis Budget Group (listed on Nasdaq), a leading rental car supplier.

KEY SKILLS AND QUALIFICATIONS:

With her extensive investment management experience, Ms. Choksi brings to the Board a sophisticated comprehension of the financial matters inherent to running a global business enterprise. It is central to Omnicom's growth and successful financial performance that the Board of Directors' knowledge base includes Ms. Choksi's understanding of the utilization of assets to generate growth. Ms. Choksi has the highest level of experience managing assets, evaluating investment risk, developing investment strategies and determining the optimal use of corporate assets. Ms. Choksi's career includes 10 years of experience at the World Bank, primarily working in the Bank's development arm focusing on projects in South and Southeast Asia. Through this role, Ms. Choksi acquired a keen appreciation of the many challenges facing a multinational institution as it navigates foreign markets and hones its global investment strategies while avoiding risk. Collectively, this experience and learning is an extremely valuable component of the overall mix of skills necessary for the Board to effectively oversee the development of Omnicom's diversified global businesses. In addition, Ms. Choksi's breadth of experience significantly benefits Omnicom's Audit and Compensation Committees on which she serves. Ms. Choksi also has considerable experience as a member of the board and audit committees of other public companies.

Robert Charles Clark



Age 73

Director since
2002
Vice Chairman of the
Governance Committee
and Member of the Audit
Committee

PROFESSIONAL EXPERIENCE:

Mr. Clark is a Harvard University Distinguished Service Professor, Harvard Law School, a position he has held since 2003. His research and teaching interests are centered on corporate governance. Previously, he was Dean and Royall Professor of Law at Harvard Law School from July 1989 through June 2003. He has served as a professor of law at Harvard Law School since 1978, and before that, was a tenured professor at Yale Law School. His concentration was corporate law. In addition, Mr. Clark was an associate at Ropes & Gray from 1972 to 1974. For 28 years, until July 2016, Mr. Clark served as a trustee of Teachers Insurance and Annuity Association (TIAA), the giant pension fund serving the higher education community, and for much of that time he chaired the TIAA Nominating and Governance Committee.

OTHER PUBLIC COMPANY BOARDS:

Mr. Clark is the lead independent director, a member of the Audit Committee and Chairman of the Nominating and Governance Committee of Time Warner Inc. (listed on NYSE), a media and entertainment company.

KEY SKILLS AND QUALIFICATIONS:

As one of the foremost authorities on corporate governance matters in the world, Mr. Clark provides the Board with the highest level of corporate governance expertise and a substantial knowledge of corporate law. Mr. Clark possesses an acute appreciation for the intricacies of corporate law and a tremendous knowledge of corporate governance best practices. Mr. Clark's corporate governance and compliance expertise is particularly beneficial to his service as a member of Omnicom's Governance and Audit Committees. In addition, Mr. Clark has valuable accounting experience through the position he has held as dean of a leading law school responsible for all aspects of its management, including financial. Mr. Clark also has extensive public and private company board experience and serves as a member of the Audit Committee and Chairman of the Nominating and Governance Committee of Time Warner. He previously served as Chair of the Nominating and Governance Committee and a member of the Human Resources, Corporate Governance and Social Responsibility, and Executive Committees of TIAA. Through his service on the boards of both corporate institutions such as Time Warner and financial institutions such as TIAA, as well as the boards of other large public companies, Mr. Clark possesses an in-depth knowledge of the financial management and business operations and strategies of a global enterprise.

Leonard S. Coleman, Jr.



Age 68

Director since
1993
Lead Independent Director, Chairman of the Executive Committee and Member of the Compensation and Governance Committees

PROFESSIONAL EXPERIENCE:

Mr. Coleman was Senior Advisor, Major League Baseball, from 1999 through 2005. Previously, he was Chairman of Arena Co., a subsidiary of Yankees/Nets, until September 2002. Before that, he was President, National League, Major League Baseball from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Additionally, Mr. Coleman was previously a municipal finance banker for Kidder, Peabody & Company. Prior to joining Kidder, Mr. Coleman served as Commissioner of both the New Jersey Department of Community Affairs and Department of Energy, and Chairman of the Hackensack Meadowlands Development Commission and the New Jersey Housing and Mortgage Finance Agency. Mr. Coleman was also the Vice Chairman of the State Commission on Ethical Standards and a member of the Economic Development Authority, Urban Enterprise Zone Authority, Urban Development Authority, State Planning Commission and New Jersey Public Television Commission. He has also served as President of the Greater Newark Urban Coalition and worked in a management consulting capacity throughout Africa.

OTHER PUBLIC COMPANY BOARDS:

Mr. Coleman is a director, Chairman of the Corporate Governance Committee and member of the Compensation Committee of Avis Budget Group (listed on Nasdaq), a leading rental car supplier. Mr. Coleman also serves as a director and member of the Compensation and Nominating and Governance Committees of Electronic Arts Inc. (listed on Nasdaq), a company that develops, markets, publishes and distributes video games, and as a director of Hess Corporation (listed on NYSE), an energy company engaged in the exploration and production of crude oil and natural gas. Mr. Coleman also served as a director of Aramark Corporation, Churchill Downs Inc. and H.J. Heinz Corporation during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Omnicom and its Board of Directors benefit from the diverse business experience that Mr. Coleman has acquired over his career, including during more than a decade of senior management experience in Major League Baseball, including as President of the National League. Mr. Coleman gained significant financial experience through his years of working as a municipal finance banker at Kidder Peabody. Further, he has extensive government experience having served as Commissioner of the New Jersey Department of Community Affairs where his responsibilities included overseeing all local and county budgets. As Commissioner of New Jersey's Department of Energy, he developed energy policy for the state. In addition, Mr. Coleman was Chairman of the Hackensack Meadowlands Development Commission developing zoning regulations for the area. Collectively, these roles imbued Mr. Coleman with a keen sense of managing risks, which is an important skill for service as a director. Mr. Coleman also lived overseas for several years serving as a management consultant. Mr. Coleman's experiences and qualifications also include active involvement on the boards of a number of large public companies, providing him with a deep understanding of the operational and financial aspects of businesses, both domestic and international.

Susan S. Denison



Age 71

Director since
1997
Chair of the Compensation
Committee and Member
of the Governance
Committee

PROFESSIONAL EXPERIENCE:

Ms. Denison is a former partner of Cook Associates, a retained executive search firm, a position she held from June 2001 to April 2015. Ms. Denison has more than twenty years of senior executive experience within the media, entertainment and consumer products industries. She formerly served as a Partner at TASA Worldwide/Johnson, Smith & Knisely and the Cheyenne Group. She has also served as Executive Vice President, Entertainment and Marketing for Madison Square Garden, Executive Vice President and General Manager at Showtime Networks' Direct-To-Home Division, Vice President, Marketing for Showtime Networks and Senior Vice President, Revlon. In addition, Ms. Denison previously held marketing positions at Charles of the Ritz, Clairol and Richardson-Vicks.

KEY SKILLS AND QUALIFICATIONS:

With her many years of experience in media and marketing, including multiple senior management roles for companies as varied as Richardson-Vicks, Clairol, Showtime Networks, Revlon and Madison Square Garden, Ms. Denison provides Omnicom and its Board with a deep understanding of consumer behavior and a strategic vision of the business operations of Omnicom's agencies. As former Partner of an executive search firm and an executive within the media, entertainment and consumer products industries, Ms. Denison brings to the Board an intimate familiarity with executive compensation practices, as well as an extensive knowledge of complex media strategies, the oversight of management, and consumer market insights. Ms. Denison's leadership experience as a Partner at Cook Associates where she was involved in executive recruiting of the most senior executives, generally at the "C Suite" level, provides her with unparalleled knowledge of the compensation policies and practices of large public companies. This knowledge is an extremely valuable contribution to her role as Chair of Omnicom's Compensation Committee and better enables the Board to perform its function of overseeing management retention and succession. Ms. Denison also brings an international perspective to the Board through her prior service on the Board and Compensation Committee of a company listed on the Tel-Aviv Stock Exchange.

Deborah J. Kissire



Age 59

Director since
2016
Member of the Audit
Committee

PROFESSIONAL EXPERIENCE:

Ms. Kissire held multiple senior leadership positions at EY during her career from 1979 to 2015, serving most recently as Vice Chair and Regional Managing Partner, member of the Americas Executive Board and member of the Global Practice Group. Other positions held include the U.S. Vice Chair of Sales and Business Development and National Director of Retail and Consumer Products Tax Services. Throughout her career at EY, Ms. Kissire's leadership skills and vision were leveraged for strategic firm initiatives and programs such as their Partner Advisory Council, Strategy Task Force, Gender Equity Task Force, Vision 2000 Sales Task Force, and global Vision 2020.

OTHER PUBLIC COMPANY BOARDS:

Ms. Kissire is a director and Chair of the Audit Committee of Cable One, Inc. (listed on NYSE), a company that provides customers with cable television, high-speed Internet and telephone services, and a director, Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Axalta Coating Systems Ltd. (listed on NYSE), a manufacturer of liquid and powder coatings.

KEY SKILLS AND QUALIFICATIONS:

Ms. Kissire brings several key skills to the Board's overall mix of knowledge and experience. Throughout a career of 36 years at EY, an internationally recognized accounting firm, Ms. Kissire distinguished herself in a variety of roles. She gained extensive experience serving in senior positions at EY and developed a sophisticated ability to gauge risk in financial, accounting and tax matters. Under Ms. Kissire's leadership, the size of EY's Mid-Atlantic practice more than doubled. Through her experience and leadership capabilities, Ms. Kissire has proven herself to possess not only an in-depth understanding of the global financial and taxation regulations facing a business such as Omnicom, but also a keen understanding of how to effectively grow a complex business. Among her leadership roles at EY, Ms. Kissire served as an executive advisor for the firm's offering in Cyber Economic Security, giving her a unique perspective on digital vulnerabilities and methods of preventing and mitigating cyber-attacks. Taken together, these skills comprise an important component of the Board's aggregation of skill-sets and make Ms. Kissire an extremely effective member of the Board and Audit Committee. Further, Ms. Kissire also serves on two public company boards and as Chair of the audit committee of one of those.

John R. Murphy



Age 83

Director since
1996
Chairman of the Audit
Committee and Member
of the Finance and
Executive Committees

PROFESSIONAL EXPERIENCE:

Mr. Murphy is a former Trustee of National Geographic Society, a position he held from January 2012 to June 2015. From March 1998 until January 2012, Mr. Murphy was Vice Chairman of National Geographic Society and from May 1996 until March 1998, Mr. Murphy was President and Chief Executive Officer of National Geographic Society. He has also served as a member of the Board and on the Finance and Nominating Committees of National Geographic Society. Mr. Murphy also served as the Chief Executive Officer of the Baltimore Sun, as well as in positions as a publisher and editor at the San Francisco Examiner and the Atlanta Constitution. Mr. Murphy previously served as a trustee, Co-Chairman of the Board and member of the Audit Committee of the PNC Mutual Funds and Co-Chairman of the Board of the PNC Alternative Fund. In addition, Mr. Murphy is a trustee of Mercer University and was a past president of the U.S. Golf Association.

KEY SKILLS AND QUALIFICATIONS:

Mr. Murphy has significant experience in the newspaper publishing industry in which he has served in the roles of president, publisher and editor. In such varied roles, his supervisory purview has included the advertising and circulation departments, allowing him to bring to the Board a keen knowledge of the media buying perspective which is a crucial component of Omnicom's businesses. In addition, Mr. Murphy's service as Vice Chairman of National Geographic Society for over 13 years provides him with valuable business, leadership and management experience and allows him to provide the Board with insight into strategic business development and operational matters. Mr. Murphy also has considerable financial knowledge and expertise based in part on his mutual fund and hedge fund experience as the Co-Chairman of PNC Funds. Through his service on the boards of other companies in a wide variety of industries and, in particular, through his long tenure as the chairman of the audit committees of three public companies, including Omnicom, Mr. Murphy has an impressive amount of board and audit committee experience which is a significant asset to Omnicom's Board and greatly enhances his position as the Chairman of its Audit Committee.

John R. Purcell



Age 85

Director since
1986
Chairman of the
Governance Committee
and Member of the
Finance and Executive
Committees

PROFESSIONAL EXPERIENCE:

Mr. Purcell is Chairman and Chief Executive Officer of Grenadier Associates Ltd., a private equity firm. Mr. Purcell has held this position since April 1989. Prior to that, Mr. Purcell served as Chief Executive Officer of SFN Cos. Inc., as Executive Vice President of CBS, Inc., as Senior Vice President Operations and Chief Financial Officer of Gannett Co., Inc. and as Chairman of Donnelley Marketing, Inc., a database direct marketing firm.

KEY SKILLS AND QUALIFICATIONS:

Mr. Purcell has many years of senior management experience working in the legal, tax, publishing, broadcasting and marketing industries in roles as varied as Chief Executive Officer, Chief Financial Officer and Chief Operating Officer which gives him a solid grasp of how to effectively oversee the management of a complex advertising, marketing and corporate communications company and, coupled with his distinguished career in private equity and finance, how to deploy a global corporation's assets and optimize its capital structure. In addition, Mr. Purcell's years of experience as a tax lawyer at Covington & Burling and as chief internal tax counsel at United Technologies have endowed him with a keen insight into legal issues and corporate compliance matters. The strength of judgment derived from this honed insight is a crucial aspect of what qualifies him to serve as the Chairman of Omnicom's Governance Committee. Further, his extensive experience as a tax lawyer also provides him with a true understanding of the important taxation issues inherent in Omnicom's global business operations. As a member of Omnicom's Board of Directors since its creation in 1986, Mr. Purcell has a deep understanding of Omnicom's history, strategies, operations, businesses and clients. This accumulated knowledge is an asset to the Board and is extremely valuable to Omnicom in the development of its complex global businesses. Mr. Purcell's contribution to Omnicom's Board is further enhanced by his extremely significant board experience at approximately 15 other public companies.

Linda Johnson Rice



Age 59

Director since
2000
Member of the
Governance and Finance
Committees

PROFESSIONAL EXPERIENCE:

Ms. Johnson Rice is Chairman of Johnson Publishing Company, LLC, a company comprised of the historic Ebony and Jet photo archives and a cosmetics brand for women of color. In 2016, Ms. Johnson Rice also became Chairman Emeritus of Ebony Media Holdings, the parent company for Ebony and Jet brands and, in 2017, she was named Chief Executive Officer of Ebony Media Operations. Ms. Johnson Rice joined Johnson Publishing Company in 1980, became Vice President in 1985, was elected President and Chief Operating Officer in 1987, became Chairman and Chief Executive Officer in 2008 and became Chairman in 2010.

OTHER PUBLIC COMPANY BOARDS:

Ms. Johnson Rice is a director and member of the Nominating and Corporate Governance Committee of Grubhub Inc. (listed on NYSE), a leading online and mobile food-ordering and delivery platform. Ms. Johnson Rice also served as a director of Kimberly-Clark Corporation during the last five years.

KEY SKILLS AND QUALIFICATIONS:

Ms. Johnson Rice's acute understanding of advertising and brand management and substantial knowledge of consumer businesses developed during her tenure as a Vice President and later as President and Chief Operating Officer and Chief Executive Officer of Johnson Publishing Company brings to the Board valuable insight into Omnicom's businesses and the concerns of its clients, a matter of paramount importance to Omnicom's global business strategy. In addition, Ms. Johnson Rice provides Omnicom with a unique perspective into expanding the operations and building the businesses of a global corporate enterprise, in part developed through her leadership role as Chairman of Johnson Publishing Company. The knowledge base Ms. Johnson Rice has developed through her experience in this role is a valuable part of the Board's overall mix of business expertise, particularly in light of the importance of growth to Omnicom's commitment to increasing shareholder value. Ms. Johnson Rice also has very broad experience through having served for more than 25 years on the boards, audit committees, compensation committees and nominating and governance committees of several other large public companies in a variety of industries.

Valerie M. Williams



Age 60

Director since
2016
Member of the Audit
Committee

PROFESSIONAL EXPERIENCE:

Ms. Williams is a former Southwest Assurance Managing partner for EY, a position she had held since 2006. She joined EY in 1981 and has over 35 years of audit and public accounting experience, serving numerous global and multi-location companies in various industries. Ms. Williams has held several senior leadership positions at EY and has served on several strategic committees, including the firm's Partner Advisory Council, Inclusiveness Council, Audit Innovation Taskforce and the Diversity Taskforce.

KEY SKILLS AND QUALIFICATIONS:

Ms. Williams has tremendous audit practice experience gained over the course of her career and through this experience has developed risk management skills that are a key component of the Board's oversight role. The significant financial reporting expertise developed by Ms. Williams through 35 years of audit and public accounting experience serving numerous global and multi-location companies in various industries is a valuable contribution to the Board's overall mix of skill-sets and is particularly critical to Ms. Williams's service as a member of the Audit Committee. Ms. Williams distinguished herself in various senior roles throughout her career at EY, and successfully grew a large audit practice group through expert oversight of operations and strategy development. These achievements underscore the business expertise and leadership skills that Ms. Williams possesses and that will better enable the Board to effectively oversee the growth of Omnicom's businesses. Ours is a global business, and through her experience representing international businesses, Ms. Williams will contribute significantly to guiding Omnicom's strategic expansion overseas. Ms. Williams also served on several important committees at EY, including the Inclusiveness Council and the Diversity Taskforce, and brings the Board additional knowledge of the strategies regarding diversity and inclusion.

The Board UNANIMOUSLY recommends that shareholders vote FOR all nominees.

Executive Compensation

Compensation Discussion and Analysis

Table of Contents

Overall Compensation Objectives and Principles

The Compensation Committee is responsible for establishing, implementing and monitoring Omnicom's executive compensation policies and program. The overarching goals of our compensation program are to:



Attract, motivate and retain	Support talent development	Maintain a balanced approach	Ensure that executive compensation is aligned
the talented executives who are a critical component of Omnicom's long-term success by providing each with a competitive total rewards package;	in a rapidly evolving industry;	to building long-term shareholder value that does not overemphasize a single metric; and	with both the short and long-term interests of shareholders.

We accomplish this by:

- closely tying pay to current and future performance;
- maintaining a high degree of variable compensation;
- establishing challenging performance metrics that are targeted to the Company, our industry and our business strategy; and
- sustaining competitive compensation levels.

About Our Business

Omnicom was formed in 1986 and through its branded networks and agencies provides advertising, marketing and corporate communications services to over 5,000 clients in more than 100 countries. Omnicom is a strategic holding company and a leading global provider of advertising, marketing and corporate communications services. Our branded networks and agencies operate in all major global markets and provide a comprehensive range of services in four fundamental disciplines: advertising, customer relationship management or CRM, public relations and specialty communications. The proliferation of media channels, including the rapid development and integration of interactive technologies and mediums has fragmented consumer audiences targeted by our clients. These developments make it more complex for marketers to reach their target audiences in a cost-effective way. This causes them to turn to global service providers such as Omnicom for a customized mix of advertising and marketing services designed to make the best use of their total marketing expenditure.

Our business model was built and continues to evolve around our clients. As clients increase their demands for marketing effectiveness and efficiency, they have tended to consolidate their business with larger, multi-disciplinary agencies or integrated groups of agencies. Accordingly, our business model requires that multiple agencies within Omnicom collaborate in formal and informal virtual client networks that cut across internal organizational structures to execute against our clients' specific marketing requirements. We strive to provide a customized mix of advertising and marketing services designed to enable clients to make the best use of their total marketing expenditures. We believe that this organizational philosophy, and our ability to execute it, differentiates us from our competitors.

We operate in a highly competitive industry and compete against other global, national and regional advertising and marketing services companies. We believe our most important asset is our people; and attracting and retaining the talent that drives our business is critical to our success.

Overview of 2016 Company Performance

In 2016, Omnicom continued to be an industry leader in a rapidly changing and highly complex environment. We remained focused on attracting, retaining and developing top talent; expanding our global footprint and moving into new service areas; leveraging our data and analytic capabilities; and continuing to deliver break-through creative ideas and solutions based upon meaningful consumer insights across all marketing disciplines and communications. The following highlights key achievements that reflect our performance in 2016:

Omnicom Financial Results and Shareholder Return.



| $15.4 billion | $1.1 billion |
| Revenues | Net Income +5.0% |

| $1.6 billion | $2.0 billion | ROI and ROE |
| Free Cash Flow | Operating Profit +4.6% | Continued improvement |

Net income for 2016 increased $54.7 million, or 5.0% to $1,148.6 million from $1,093.9 million in 2015. Diluted net income per common share increased 8.4% to $4.78 in 2016, compared to $4.41 in 2015.

For 2016, we generated just over $1.6 billion of free cash flow. See Annex A for the definition of free cash flow and a reconciliation of free cash flow to net income. In June, we increased our quarterly dividend 10% to $0.55 per share and for the year, we returned approximately $1.1 billion of cash to shareholders through dividends and net share repurchases. Our cumulative net income from fiscal years 2007 to 2016 totaled $9.9 billion, during which time our cumulative return of cash to shareholders, including both dividends and net share repurchases, totaled $10.5 billion for a cumulative payout ratio of 106%.

In 2016, revenue increased by 1.9% to $15.4 billion. Organic growth increased revenue $528.1 million or 3.5%, and acquisitions, net of dispositions, increased revenue by $38.2 million or 0.3%, while changes in foreign exchange rates reduced revenue by $283.8 million, or 1.9%, compared to 2015 and as reported in our 2016 Annual Report on Form 10-K (the "2016 10-K").

Operating profit increased 4.6% to just over $2.0 billion and earnings before interest, taxes and amortization of intangible assets ("EBITA") increased 4.7% to $2.1 billion. Our operating margin increased 30 basis points and our EBITA margin increased 40 basis points versus the full year 2015 results, giving us an operating margin and EBITA margin of 13.0% and 13.8%, respectively, for the year. This expansion reflects the success of our efficiency programs discussed below. *(EBITA margin is a non-GAAP financial measure that represents EBITA divided by revenue.)* See Annex A for a reconciliation of net income to EBITA.

As we continued to successfully manage and build the Company through a combination of strategic acquisitions and well-focused internal development initiatives, we improved both return on invested capital and return on equity. For 2016, our return on invested capital increased from 21.5% to 24.3% and return on equity increased from 41.3% to 49.8%. (*return on invested capital is defined as after tax reported operating profit divided by the average of invested capital at the beginning and the end of the period (book value of all long-term liabilities and short-term interest bearing debt plus shareholders' equity less cash, cash equivalents and short term investments*). See Annex A for the definition of after tax reported operating profit and a reconciliation of after tax reported operating profit to reported operating profit.

We Remained Focused on Delivering Efficiencies through Our Operational Initiatives.

We continued to challenge our management to manage costs, agency by agency. As part of that process, we strive to ensure each member of our management team is implementing strategies to grow their businesses. On a regional and global basis, the Company is leveraging our scale in areas such as real estate, information technology, back office services and procurement to be as efficient and effective as possible. Our margin improvement in 2016 was driven by these regional, global and local initiatives.

We Were Recognized for Our Extraordinary Creativity and Effectiveness on Behalf of Our Clients.

In 2016, our agencies continued to stay on top or ahead of the changes in our industry, winning an impressive array of the industry's recognition, awards and business. The following are just a few of the highlights:

BBDO topped the Gunn Report as the most creative network and OMD won the most awarded media agency for the 11th year in a row.

For the third consecutive year, adam&eveDDB was crowned Campaign Magazine's Agency of the Year and PHD was Global Media Network of the Year.

Ad Age named PHD Media Agency of the Year, adam&eveDDB International Agency of the Year , BBDO B2B Agency of the Year and DDB's Alma Multicultural Agency of the Year.

At the Campaign Asia-Pacific Agency of the Year Awards, TBWA\Hakuhodo, DDB, OMD and BBDO won creative media and digital agencies of the year in Japan, New Zealand and China.

Our ability to innovate was formally recognized in 2016, when Forbes Magazine named Omnicom one of the 100 most innovative companies in the world.

We expanded our global footprint and continued to broaden our capabilities.

We believe our success has been driven by our consistent focus on organic investment as well as our targeted acquisition strategy. Some of our notable 2016 investments and acquisitions are as follows:

In January 2016, DDB Worldwide acquired Grupo ABC, the largest independent advertising and marketing communications group in Brazil. Importantly, ABC has outstanding creative talent that will strengthen our capabilities around the world.

We formed Omnicom Health Group, Omnicom Public Relations Group and a group comprised of our independent advertising agencies. With strong leadership in each of these groups, we can better share expertise and knowledge across management teams, create more career opportunities for our people and better target our internal investments.

In December 2016, BBDO Worldwide acquired Grupo Sancho, the premier marketing communications group in Colombia. Grupo Sancho's network of agencies already includes many of our leading brands. Sancho-BBDO is a top creative agency in Colombia, our global media networks, OMD and PHD, are also part of Grupo Sancho as is Proximity, our global CRM network. Together with our ownership of DDB Colombia, we now have a fully-managed media operation in the country.

We continued to experience solid organic growth by servicing and expanding our offerings to our existing clients and winning new business. As we grow our geographic footprint, our talent base has continually expanded to serve the increasingly complex needs of a growing number of clients. Our focus on expanding our local presence allowed us to better serve our global clients and gave us access to local clients that may be the next decade's biggest brands. As a result of these efforts, we believe we are extremely well positioned to expand our service offerings to our multinational clients, as well as local clients.

Omnicom maintained our commitment to diversity, talent development and community.

Our commitment to a diverse and inclusive workforce starts at the top with Omnicom's independent Board of Directors, which includes five women and three African Americans, including our Lead Independent Director. In 2016, we expanded Omniwomen chapters in North America, Europe and Asia. We also launched OPEN Pride, an employee resource group that feuls the personal growth, organizational inclusion and business success of Omnicom's lesbian, gay, bisexual and transgender (LGBT) employees and allies. Omnicom achieved a perfect score of 100 percent on the Corporate Equality Index (CEI) survey, a nationally recognized benchmarking tool for corporate inclusive policies, benefits and practices pertinent to LGBT employees, administered by the Human Rights Campaign Foundation. In addition to being highly rated, Omnicom has been designated as one of the "Best Places to Work for LGBT Equality" by the HRC Foundation. Additional information on our diversity efforts is set forth above in the section entitled "Diversity and Inclusion."

We believe the depth and diversity of our talent is of paramount importance, so we continually strive to provide an excellent work environment with first-rate professional development opportunities. Since 1995, Omnicom University has focused on leadership programs for our senior managers and our many professional development programs remain committed to investing in our talent - at all levels - in a way that sustains and accelerates our growth.

At last year's Cannes Lions International Festival of Creativity, we joined our industry peers to launch "Common Ground," an initiative where we pledged our collective support to the United Nations Sustainable Development Goals (SDGs). Omnicom chose to focus on SDG #4, Education, for our Sustainable Development Goal, as education has been the core of Omnicom since our beginning.

Compensation Decisions Reflect Performance

These and other 2016 achievements were a direct result of the leadership of our named executive officers, or "NEOs", and other senior executives and provide significant context for the Compensation Committee's pay-for-performance approach and key 2016 compensation decisions. Our NEOs for fiscal year 2016 were:

*   John D. Wren, President and Chief Executive Officer
*   Philip J. Angelastro, Executive Vice President and Chief Financial Officer
*   Dennis E. Hewitt, Treasurer
*   Jonathan B. Nelson, Chief Executive Officer, Omnicom Digital
*   Michael J. O'Brien, Senior Vice President, General Counsel and Secretary

Omnicom strives to closely link executive compensation to performance by making a significant portion of potential compensation variable, as well as long-term performance driven. The more senior the executive, the lower his base pay will be as a proportion of his entire compensation package and the higher his incentive-based and long-term retention components will be as a proportion of his entire compensation package. We believe this is aligned with shareholder interest and the long-term interests of the Company. For each NEO, the majority of his total compensation was variable and based on performance. With respect to our Chief Executive Officer, 96% of his 2016 compensation was variable and based on performance and 43% is also contingent upon the future performance of the Company.



2016 CEO Compensation

2016 CEO COMPENSATION MIX

96% Performance Based

4% Base Salary

53% Cash Incentive

43% PRSU Incentive (2020 vesting)

The process by which incentive compensation awards were determined for performance in fiscal 2016, and the manner in which they were paid, aligns with our pay-for-performance objectives. A key component of our executive compensation program is a performance-based bonus (an "Incentive Award") awarded pursuant to Omnicom's Senior Management Incentive

Plan (the "Incentive Award Plan"). The Incentive Award that each named executive officer earned in 2016 was primarily derived from a pre-set formula incorporating a combination of the following quantitative and qualitative performance metrics:

*   Omnicom's annual financial performance against annual performance targets established by the Compensation Committee;
*   Omnicom's annual financial performance against that of an industry peer group established by the Compensation Committee; and
*   Individual performance evaluated by looking at how each NEO's personal performance contributed to advancing Omnicom's business objectives.

The Incentive Award earned by each NEO under the Incentive Award Plan for performance in 2016 is payable at the discretion of the Compensation Committee in cash and/or equity-based awards.

For Messrs. Wren and Angelastro, a significant portion of the Incentive Award is further subject to the future performance of the Company over a three-year period in the form of performance restricted stock units (PRSUs). The Compensation Committee believes that the use of PRSUs with the vesting provisions described below enhances the executive's focus on the Company's long-term performance while discouraging imprudent risk-taking.

For Messrs. Hewitt, Nelson and O'Brien, the Compensation Committee paid a portion of the Incentive Award in restricted stock units (RSUs). One-fifth of each award of RSUs is eligible to vest after each of the first five anniversaries of the grant date and each RSU represents the right to receive one share of our common stock upon vesting. The RSUs are further described below.

Last Year's Say on Pay Vote and Shareholder Engagement

The Compensation Committee believes that our executive compensation program aligns with performance, reflects our business philosophy and utilizes competitive practices regarding executive compensation in a highly competitive industry. At our 2016 Annual Meeting of Shareholders, the Company held its sixth annual advisory vote to approve executive compensation (a "say-on-pay proposal"). Over 89% of the votes cast on the say-on-pay proposal at that meeting were voted in favor of our 2016 executive compensation program. The Compensation Committee believes this affirms shareholders' support of the Company's approach to executive compensation. Omnicom's strong performance in fiscal year 2016 and our many creative, strategic and operational accomplishments reinforce the Compensation Committee's view that our executive compensation program is achieving its long-term objectives, and the Compensation Committee made no significant changes to the program during the year in response to last year's say on pay vote. The Compensation Committee will continue to consider the outcome of the Company's say-on-pay votes and feedback received directly from our shareholders when making future compensation decisions for the named executive officers.

> At our 2016 Annual Meeting our executive compensation program was supported by over
>
> ## 89%
>
> of votes cast.

During the last year, we reached out to shareholders representing more than two-thirds of our outstanding shares. We engaged with every shareholder who accepted our invitation to talk in a continued effort to foster a successful shareholder outreach program. Executive compensation was one of many topics included in our discussion with shareholders and shareholder feedback is shared with the Compensation Committee, as appropriate, as well as with the full Board.

Compensation Decision Process

The Compensation Committee annually reviews and approves the compensation of the named executive officers. To aid the Compensation Committee in making its compensation determinations, the Chief Executive Officer annually reviews the performance of each other named executive officer by evaluating the performance factors described in this Compensation Discussion and Analysis and presents his conclusions and recommendations to the Compensation Committee. The Compensation Committee considers the Chief Executive Officer's recommendations, but ultimately exercises its own discretion. With respect to 2016 compensation, the Compensation Committee did not deviate materially from our Chief Executive Officer's recommendations. Additional detail regarding the process used to set executive compensation targets, evaluate performance, and determine payouts is provided in the below diagram.

Compensation Decision Process: Step-By-Step

Process for Determination of our Executive Compensation



Step 1
Base Salary

Compensation Committee sets base salaries – Mr. Wren's salary last increased 14 years ago

Step 2
Setting Performance Measures

Compensation Committee sets quantitative and qualitative performance measures for meriting an Incentive Award

Step 3
Determining Multipliers Based on Performance Range

Compensation Committee ascribes a range of predetermined multipliers based on the range of Omnicom performance with respect to each performance measure

Step 4
Setting Target and Maximum Incentive Award Dollar Amounts

Compensation Committee sets maximum and target Incentive Award dollar amounts

Step 5
Calculation of Incentive Award

Compensation Committee reviews Omnicom, peer group and individual performance and calculates weighted score for each metric and final earned Incentive Award dollar amounts

Step 6
Discretion Exercised

Compensation Committee exercises negative or positive discretion, if any, and approves final Incentive Award dollar amounts

STEP 7
Allocation between Cash/Equity

Compensation Committee determines allocation of Incentive Award between cash and equity

STEP 8
CEO/CFO Three-Year Performance Restricted Stock Awards That Vest in 2020

Compensation Committee awards three-year PRSUs to CEO and CFO that vest in 2020

STEP 9
Restricted Stock Units to Other NEO's

Compensation Committee awards RSUs to NEOs other than CEO and CFO that vest over five-year period

Market-Competitive Compensation

Because of the competitive nature of our business, the loss of key executives to competitors is a significant risk and Omnicom's paramount concern is to attract and retain the highest-caliber executive team to ensure that Omnicom is managed in the most effective possible manner. The Compensation Committee directly retains the services of Frederic W. Cook & Co. ("Cook & Co."), an independent third-party compensation consulting firm, for input on a range of external market factors, including evolving compensation trends, and market-standard compensation levels and elements. Cook & Co. reports directly and exclusively to the Compensation Committee. Cook & Co. only provides compensation consulting services to the Compensation Committee, and works with Omnicom's management only on matters for which the Compensation Committee is responsible. Moreover, Cook & Co. does not perform any other services for, or receive any other fees from, the Company or any of its subsidiaries other than in connection with its work for the Compensation Committee. Cook & Co.

stated that it holds no Omnicom stock and the Compensation Committee believes the services Cook & Co. provides for the Company do not raise any conflicts of interest.

The Compensation Committee consults with Cook & Co. to obtain general observations on the Company's compensation programs from which the Compensation Committee determines the target range of total compensation for executives. Though Cook & Co. provides general observations on the Company's compensation programs, it does not determine or recommend specific amounts or forms of compensation for the named executive officers. Although the data provided by Cook & Co. influenced the Compensation Committee's review and analysis, such data did not have a material impact on the Compensation Committee's determination of the levels and elements of our executive compensation. The peer group the Compensation Committee reviewed consisted of companies of comparable size and operational complexity. The group, which was unchanged from 2015, was comprised of the following companies:

- Accenture
- Automatic Data Processing
- Cablevision
- CBS
- Computer Sciences Corp.
- DISH Network
- Interpublic Group of Companies
- Thomson Reuters
- Time Warner Cable
- Time Warner Inc.
- Viacom
- WPP plc

Elements of Omnicom Compensation and Fiscal Year 2016 Decisions

For Messrs. Wren and Angelastro, our principal components of pay are a base salary and an Incentive Award based on 2016 performance, which is comprised of both a cash award and an award of PRSUs which is further subject to the future performance of the Company.

For Messrs. Hewitt, Nelson and O'Brien, our principal components of pay are a base salary and an Incentive Award based on 2016 performance, which is comprised of both a cash award and an award of RSUs that vest ratably over a five-year period.

Although each named executive officer is eligible to receive an Incentive Award if his achievements so merit, the granting of an Incentive Award to any named executive officer is entirely at the discretion of the Compensation Committee. The Compensation

Committee may choose not to award an Incentive Award to a named executive officer or to adjust the amount of the Incentive Award that results from the application of the quantitative and qualitative measures described in this Analysis, in each case in light of all factors deemed relevant by the Compensation Committee. In addition, to the extent achievement of the performance criteria may be impacted by changes in accounting principles and extraordinary, unusual or infrequently occurring events reported in Omnicom's public filings, the Compensation Committee exercises its judgment whether to reflect or exclude their impact.

Each of these components and the manner in which decisions for 2016 were made for each NEO are more fully discussed in the sections that follow.

STEP 1 Base Salary	Compensation Committee sets base salaries – Mr. Wren's salary last increased 14 years ago



NEO Base Salaries:

John Wren President and Chief Executive Officer	$1,000,000
Philip Angelastro Executive Vice President and Chief Financial Officer	$ 850,000
Dennis Hewitt Treasurer	$ 395,000
Jonathan Nelson Chief Executive Officer, Omnicom Digital	$ 850,000
Michael O'Brien Senior Vice President, General Counsel and Secretary	$ 700,000

The objective of base salary is to provide a portion of compensation to the named executive officer that is not "at risk" like incentive bonuses or equity awards, and is generally unaffected by fluctuations in company performance or the market in general. The base salaries for the named executive officers are determined by the Compensation Committee and, in the case of the President and Chief Executive Officer, ratified by the full Board.

Adjustments in base salary for named executive officers are discretionary and are generally considered no more frequently than every 24 months. In addition to Mr. Wren, Mr. O'Brien has not had an increase in base salary in 14 years. Prior to the increase he received in 2014 upon his appointment to Executive Vice President and Chief Financial Officer, Mr. Angelastro had not had an increase in base salary in nine years and his base salary has not increased further since his appointment.

Omnicom considers a number of factors when determining whether to make base salary adjustments, which factors may include advice from our compensation consultant, the general knowledge of our Chief Executive Officer and Compensation Committee of base salaries paid to similarly positioned executives, salaries paid historically, tax and accounting changes that may affect the Company, as well as personal performance as assessed by the Compensation Committee and the Chief Executive Officer. No formulaic base salary adjustments are provided to the named executive officers.

Based on our Chief Executive Officer and the Compensation Committee's general knowledge of base salaries paid to similarly positioned executives at companies of comparable size and profitability, review of data provided by Cook & Co., and the Compensation Committee's emphasis on performance-based compensation, no NEO's base salary was adjusted in 2016.

Performance-Based Compensation Awards

As discussed above, under the Incentive Award Plan, eligible executive officers may, subject to Compensation Committee oversight and discretion (or in the case of the President and Chief Executive Officer, subject to Board input and ratification), receive an Incentive Award.

The following table summarizes the combination of quantitative and qualitative performance measures the Compensation Committee considered for the Incentive Awards awarded in fiscal 2016, each of which is discussed in greater detail below:

Determination of Incentive Award:

(Short-term Cash Portion and Long-term Equity Portion)

STEP 2 Setting Performance Measures	Compensation Committee sets quantitative and qualitative performance measures for meriting an Incentive Award		
Component	Weighting	Performance Measures	Rationale for Selection of Performance Metric
Performance Metric (OMC Targets)	40%	• Diluted EPS growth (33.3%) • EBITA margin (33.3%) • Organic growth (33.3%)	• Measures Company's profitability • Measure intended to focus the Company on operating at sustainable, profitable levels • Measures ability to drive revenue growth from existing operations, exclusive of acquisitions, dispositions and currency effects
Peer Metric (Performance Relative to Peers)	40%	• ROE (40%) • Organic growth (20%) • Operating profit margin (20%) • Organic growth plus operating profit margin (20%)	• Comprehensive means to evaluate various financial metrics and directly tied to the return to our common shareholders over time • Measures ability to drive revenue growth from existing operations, exclusive of acquisitions, dispositions and currency effects • Measure intended to focus the Company on operating at sustainable, profitable levels • Measure designed to balance the contribution of each of these important metrics
Qualitative Metric	20%	Assessment of core "pillars" that serve as the foundation of our business strategy, as described below	Assessment of each executive's individual performance

We believe our goals are meaningful and challenging, the achievement of which is designed to drive shareholder value.

STEP 3 Determining Multipliers Based on Performance Range	Compensation Committee ascribes a range of predetermined multipliers based on the range of Omnicom performance with respect to each performance measure



Performance Metric (Financial Performance vs. Annual Company Target) – 40% of Target Incentive Award

Performance Measure	Weight	Performance Range	Performance Multiplier
Diluted EPS Growth	33⅓%	7.0% - 8%	0.0 – 2.0
EBITA Margin	33⅓%	13.3% - 13.7%	0.0 – 2.0
Organic Growth	33⅓%	2.5% - 3.5%	0.0 – 2.0

The "Performance Metric" is based on Omnicom's financial performance as compared to annual Company targets. The Compensation Committee considered the following performance measures for fiscal year 2016, with each measure weighted as indicated:

- fully-diluted earnings per share growth (Diluted EPS) growth (33.3%)

- earnings before interest, taxes and amortization (EBITA) margin (33.3%)

- organic growth (33.3%)

Organic growth is total revenue growth less the change in revenue attributable to changes in foreign exchange rates and the revenue from businesses acquired net of the revenue from businesses that were disposed. A predetermined multiplier of between 0 and 2.0 (the "Performance Multiplier") was ascribed based on the range of Omnicom performance with respect to each performance measure as shown above. The Performance Multiplier is applied to each metric's weighting within the category based on the results achieved to arrive at a weighted score (the "Performance Weighted Score").



PERFORMANCE METRIC (40% OF TARGET INCENTIVE AWARD)

33.3% Diluted EPS Growth

33.3% Organic Growth

33.3% EBITA Margin

Compensation Decision Process: Step-by-Step

Peer Metric (Financial Performance vs. Industry Peer Group) — 40% of Target Incentive Award

Performance Measure	Weight	Rank	Peer Multiplier
ROE	40%	1-4	0.4 − 2.0
Organic Growth	20%	1-4	0.4 − 2.0
Operating Profit Margin	20%	1-4	0.4 − 2.0
Organic Growth + Operating Profit Margin	20%	1-4	0.4 − 2.0

The "Peer Metric" is based on Omnicom's financial performance as compared to an industry peer group. The Compensation Committee considered the following performance measures for fiscal year 2016 as compared to that of an industry peer group, which included WPP plc, Publicis and Interpublic Group of Companies (the "Peer Metric Group"), with each measure weighted as indicated:

- return on equity (ROE) (40%)
- organic growth (20%)
- operating profit margin (20%)
- organic growth plus operating profit margin (20%)

A predetermined multiplier of between 0.4 and 2.0 (the "Peer Multiplier") was ascribed based on Omnicom's ranking relative to the Peer Metric Group for each metric. The Peer Multiplier was applied to each metric's weighting within the category based on the results achieved to arrive at a weighted score (the "Peer Weighted Score").

STEP 4 Setting Target and Maximum Incentive Award Dollar Amounts	Compensation Committee sets maximum and target Incentive Award dollar amounts

Name of Executive	Threshold	Target	Maximum
John Wren	$0	$18,920,000	$37,840,000
Philip Angelastro	$0	$ 3,763,000	$ 7,526,000
Dennis Hewitt	$0	$ 800,000	$ 1,600,000
Jonathan Nelson	$0	$ 2,150,000	$ 4,300,000
Michael O'Brien	$0	$ 1,774,000	$ 3,548,000

For performance in fiscal year 2016, we established a maximum incentive compensation level and a target incentive compensation level set at a percentage of the maximum incentive compensation level, which are shown above and in the "Grant of Plan-Based Awards in 2016" table. As described above, the Compensation Committee generally consults with its compensation consultant to determine the range of total compensation for similarly positioned executives at our peer group companies. The Compensation Committee takes the information provided in the compensation consultant report into consideration when determining the Incentive Award range for our named executive officers.

STEP 5 Calculation of Incentive Award	Compensation Committee reviews Omnicom, peer group and individual performance and calculates weighted score for each metric and final earned Incentive Award dollar amounts



Company Targets Performance Metric Calculation

	Target Range and 2016 Performance	Performance Multiplier	Relative Weight	Weighted Score
Diluted EPS growth	8.4% / 7.0% — 8.0%	2.000	33.3%	0.667
EBITA margin	13.8% / 13.3% — 13.7%	2.000	33.3%	0.667
Organic growth	3.5% / 2.5% — 3.5%	1.500	33.3%	0.500
				1.833
Performance Weighted Score of 1.833 x metric weighting of 40%				**73.3%**

Company Performance vs. Industry Peer Group Peer Metric Calculation

	2016 Performance	Peer Metric Group Rank	Weight	Peer Multiplier	Weighted Score
ROE	49.8%	1	40%	2.00	0.800
Organic growth	3.5%	2	20%	1.50	0.300
Operating Profit margin	13.0%	2	20%	1.50	0.300
Organic growth + Operating Profit margin	16.5%	2	20%	1.50	0.300
					1.700
Peer Weighted Score of 1.700 x metric weighting of 40%					**68.0%**

Compensation Decision Process: Step-by-Step

Qualitative Metric Determinations — (20% of Target Incentive Award)

The Qualitative Metric is based on NEO individual performance. To assess 2016 individual performance, the Compensation Committee, with the assistance of Omnicom's President and Chief Executive Officer, looked to determine how each named executive officer contributed to advancing the core "pillars" that serve as the foundation of our business strategy: providing best in class services to clients, maximizing efficiencies and minimizing risk through enterprise-wide initiatives and achieving the highest levels of corporate values and integrity.

(1) *Best in Class Client Services*. We achieve this goal by securing the finest available talent in the right disciplines, and deploying that talent in the right places across the globe. The Compensation Committee looks to the role a named executive officer has played in developing our personnel and our client and discipline base. With respect to each, the Compensation Committee reviews an executive's role, as applicable, in:

- Personnel development
  - Providing management development and succession planning
  - Recruiting and retaining key and diverse talent
  - Training and educating personnel

- Client development
  - Retaining clients/business
  - Expanding the depth and breadth of our core clients
  - Developing new client relationships

- Services development
  - Developing the quality and breadth of our key services
  - Expanding our global presence in the right places
  - Planning acquisitions and divestitures
  - Receiving honors and awards for creative excellence and customer service

(2) *Enterprise-wide initiatives to maximize efficiencies and minimize risk*. Next, our finance and operations team strives to maximize efficiencies and minimize risk through enterprise-wide initiatives that create a high return on invested capital. The Compensation Committee reviews each executive's involvement in key business management issues such as cash management, business planning, Enterprise Risk Management, information technology initiatives/consolidation, developing and streamlining financial reporting operations and working capital management.

(3) *Corporate values and integrity*. Finally, Omnicom's leadership strives to achieve the highest levels of corporate values and integrity. The Compensation Committee considers how each executive contributed to Omnicom's substantial efforts to maximize diversity and inclusion, to achieve the highest levels of corporate social responsibility, including a commitment to environmental and individual community outreach initiatives, and to maintain a professional work-place environment.

Qualitative Metric: Fiscal Year 2016 Determinations

To assess 2016 individual performance, the Compensation Committee, with the assistance of Omnicom's President and Chief Executive Officer for NEOs other than himself, looked to the following contributions of each NEO toward advancing our business strategy.

John D. Wren. Under Mr. Wren's leadership, Omnicom has grown into one of the world's largest and most respected advertising and marketing communications firms. As part of the original management team that created Omnicom in 1986 and as the Company's chief executive officer since 1997, he has been the architect of a complex strategy that has positioned Omnicom to serve the global marketing requirements of the world's most sophisticated marketers. He has championed the creation of unique virtual networks across Omnicom agencies, geographies and disciplines to meet the needs of global clients. He was early to envision the potential of digital technologies, leading the Company's early investment in and development of digital technologies and capabilities across each of Omnicom's agencies and he continued to drive our strategy to leverage our digital and analytical capabilities and utilize new mediums and technology platforms. He has also been instrumental in leading the Company's efforts to extend and deepen Omnicom's capabilities in rapidly growing markets and new service areas to meet the needs of clients' global marketing efforts. Throughout this evolution of the Company, Mr. Wren has ensured that Omnicom agencies and networks have continued to build on their strong legacy of creative excellence. Today, Omnicom's networks and agencies are regarded as the industry's most creative, as measured by their share of global awards for creative excellence.

The strategies implemented by Mr. Wren drove solid financial growth during 2016. Mr. Wren's emphasis on expanding client relationships, as well as his direct leadership role with many of the Company's largest global clients, again resulted in strong organic revenue growth. Such growth, along with Mr. Wren's focus on improving operating efficiencies, through initiatives to leverage Omnicom's scale in areas such as real estate, information technology, back-office services and procurement, while maintaining key investments in both our talent and new service areas resulted in a year-over-year increase in our return on invested capital from 21.5% to 24.3% and return on equity from 41.3% to 49.8%.

Mr. Wren developed the Company's acquisition strategy and identified and invested in high-performing businesses, including those in rapidly growing markets; these initiatives will enable the Company to meet the future marketing requirements of its global clients more effectively. Additionally, he has long been instrumental in identifying, attracting, retaining and developing highly skilled key executives and is deeply committed to disseminating best practices across Omnicom through industry-leading advanced education initiatives such as Omnicom University.

Under Mr. Wren's leadership in 2016, Omnicom's balance sheet and liquidity remained strong and the Company returned a significant amount of capital to our shareholders, including approximately $1.1 billion in dividends and share repurchases, net of proceeds from stock plans. Over the past ten years under Mr. Wren's leadership, the Company has returned over 100% of its cumulative net income to Omnicom shareholders in the form of dividends and share repurchases. Since becoming Chief Executive Officer, Mr. Wren has built and led a management team under whose stewardship Omnicom has averaged an annual return on equity of greater than 25%.

Philip J. Angelastro. Mr. Angelastro provided key leadership and financial management for our Company. He managed the Company's capital and liquidity, oversaw the management of risk and the strengthening of the Company's balance sheet. He also supervised the enhancement of Omnicom's financial planning and analysis process and helped to drive initiatives to leverage Omnicom's scale in areas such as real estate, information technology, back-office services and procurement. Working with Mr. Wren and our senior network management teams, Mr. Angelastro continued to improve our working capital management programs, an important effort in maintaining Omnicom's overall financial performance. Mr. Angelastro prioritized the development of the skills of our finance and operating personnel and implemented programs for their ongoing professional development. He oversaw the Company's efforts in the areas of corporate ethics, enterprise risk management and global corporate social responsibility. In addition, during 2016, Mr. Angelastro continued to oversee the Company's financial reporting function as well as its efforts to define and implement accounting policies and procedures for all Omnicom companies. Mr. Angelastro also managed Omnicom's global income tax function, its Sarbanes Oxley compliance activities, as well as its U.S. health and welfare and retirement plans.

Dennis E. Hewitt. Mr. Hewitt successfully supported the Chief Financial Officer in developing and maintaining our overall capital structure, which includes public debt offerings, revolving credit facilities, commercial paper program, bank lines of credit and leasing programs and stock repurchase activities.

He successfully oversaw (i) global property and casualty insurance programs and related insurance activities; (ii) capital expenditure planning and administration of related leasing activity; (iii) management of global working capital performance, including credit management; and (iv) training and professional development. Mr. Hewitt led his department's efforts to provide global liquidity with interconnected regional treasury centers that fund operating units and daily cash requirements. He also had responsibility for managing the Company's foreign exchange exposure and derivatives. He has coordinated global corporate social responsibility projects involving financial employees through Omnicom Cares. Mr. Hewitt also played a key role in developing global information technology programs to provide straight-through processing and paperless solutions.

Jonathan Nelson. As CEO of Omnicom Digital, Mr. Nelson oversees Omnicom's digital strategy, one of our fastest growing capabilities. A veteran of Omnicom since 2002, last year Mr. Nelson continued to spearhead the integration of digital capabilities across Omnicom's portfolio companies. He also successfully led the continued global development of our data and content management platforms, digital services, technical and data partnerships, and search and programmatic media capabilities. Mr. Nelson also takes a leading role in the recruitment of talent for our digital services and in mergers and acquisitions in the digital landscape. Mr. Nelson is widely recognized as an industry thought leader, appearing in print in The New York Times, USA Today, Forbes, Newsweek, and Ad Week and on television on CNN, CNBC, and MSNBC.

Michael J. O'Brien. Mr. O'Brien successfully led the Company's worldwide legal team, managed legal services provided to the Company, and monitored the Company's compliance with all applicable laws, rules and regulations around the world. He played a lead role in setting priorities and agendas for the Company's Board of Directors and its committees, providing them with advice on corporate governance developments and best practices, as well as legal risks and requirements. He continued to oversee the implementation of several important corporate governance initiatives, including our comprehensive shareholder engagement efforts, the results of which proved successful at our 2016 Annual Meeting of Shareholders. Mr. O'Brien was also instrumental to the implementation of initiatives to increase diversity throughout the Company. He played a key role in (i) structuring, implementing and managing compensation and benefits programs; (ii) protecting the Company's intellectual property; (iii) overseeing legal aspects of the Company's acquisition and financing activities; and (iv) managing the governance of the Company's many legal entities. In addition, Mr. O'Brien managed the Company's litigation matters and developed effective litigation strategies.

Compensation Decision Process: Step-by-Step

Fiscal Year 2016 Calculation of Earned Compensation

Name	Target Incentive Compensation	Performance Weighted Score	Peer Weighted Score	Qualitative Score	Combined Score	Total Incentive Award Earned
John Wren	$18,920,000	73.3%	68.0%	20.0%	161.3%	$30,524,000
Philip Angelastro	$ 3,763,000	73.3%	68.0%	20.0%	161.3%	$ 6,070,000
Dennis Hewitt	$ 800,000	73.3%	68.0%	20.0%	161.3%	$ 1,291,000
Jonathan Nelson	$ 2,150,000	73.3%	68.0%	20.0%	161.3%	$ 3,470,000
Michael O'Brien	$ 1,774,000	73.3%	68.0%	20.0%	161.3%	$ 2,862,000

STEP 6 Discretion Exercised	Compensation Committee exercises negative or positive discretion, if any, and approves final Incentive Award dollar amounts



Name	Total Incentive Award Earned	Discretion	Total Final Incentive Award
John Wren	$30,524,000	$(5,724,000)	$24,800,000
Philip Angelastro	$ 6,070,000	$ 1,130,000	$ 7,200,000
Dennis Hewitt	$ 1,291,000	$ (391,000)	$ 900,000
Jonathan Nelson	$ 3,470,000	–	$ 3,470,000
Michael O'Brien	$ 2,862,000	–	$ 2,862,000

The Compensation Committee may choose to adjust the amount of the Incentive Award that results from the application of the quantitative and qualitative measures described above, in each case in light of all factors deemed relevant by the Compensation Committee. Pursuant to Mr. Wren's recommendation, the Compensation Committee agreed that it was prudent for the Committee to exercise discretion to reduce the amount of Mr. Wren's Incentive Award in order to reallocate the funds to the general incentive compensation pool. The Committee also exercised discretion to reduce the amount of Mr. Hewitt's

Incentive Award as a result of the reallocation of duties in Omnicom's Treasury Department. In light of Mr. Angelastro's successful efforts in executing initiatives to leverage Omnicom's scale in areas such as real estate, information technology, back-office services and procurement, the Compensation Committee and management agreed that it was prudent for the Compensation Committee to exercise discretion to increase his incentive compensation award.

STEP 7 Allocation between Cash/Equity	Compensation Committee determines allocation of Incentive Award between cash and equity		
Name	**Total Final Incentive Award**	**Cash Portion**	**Dollar Value of Equity Portion**
John Wren	$24,800,000	$13,640,000	$11,160,000
Philip Angelastro	$ 7,200,000	$ 3,600,000	$ 3,600,000
Dennis Hewitt	$ 900,000	$ 450,000	$ 450,000
Jonathan Nelson	$ 3,470,000	$ 2,000,000	$ 1,470,000
Michael O'Brien	$ 2,862,000	$ 1,431,000	$ 1,431,000

The Incentive Award earned by each NEO is payable at the discretion of the Compensation Committee in cash and/or equity-based awards. It is Omnicom's philosophy that its named executive officers should be rewarded based upon Omnicom's financial performance as well as each executive's contribution to advancing Omnicom's business strategy and our long term performance. The Committee believes that grants of equity awards serve to align the interests of the shareholders with those of the named executive officers by incentivizing the named executive officers toward the creation and preservation of long-term shareholder value. In addition, our equity award agreements contain restrictive covenants that are intended to protect our business in the event of an executive's departure.

As shown above, a portion of Messrs. Wren and Angelastro's Incentive Award was paid in cash and a portion was paid in PRSUs, which are eligible to vest in 2020 based on the future performance of the Company compared to our Peer Metric Group. A portion of the Incentive Award paid to each other NEO was paid in cash and a portion was paid in RSUs, which vest ratably over a five-year period. These equity awards are further described in the remaining steps.

STEP 8 CEO/CFO Three-Year Performance Restricted Stock Awards That Vest in 2020	Compensation Committee awards three-year PRSUs to CEO and CFO that vest in 2020	
Name	**Maximum Potential Value of 2020 PRSUs on the Grant Date**	**Number of 2020 PRSUs Awarded (Dollar Value Divided by Closing Price on Grant Date)**
John Wren	$11,160,000	131,387
Philip Angelastro	$ 3,600,000	42,383

The PRSUs awarded to Messrs. Wren and Angelastro are subject to further performance conditions of the Company by tying the percentage that are earned over a three-year period to the Company's return on equity compared to our Peer Metric Group.

The Compensation Committee believes return on equity provides a consistent and comprehensive measure to assess Omnicom's relative performance. The Compensation Committee believes using return on equity as the single performance measure

Compensation Decision Process: Step-by-Step

achieves clear and simple peer group comparison, and serves as a comprehensive means to evaluate various financial metrics. In addition, return on equity is a measure directly tied to the return to our common shareholders over the long term.

The maximum number of PRSUs that each is eligible to receive under this award is equal to the dollar value of the portion of the 2016 Incentive Award paid in PRSUs, as set forth in the Summary Compensation Table below, divided by the closing price of our common stock on March 17, 2017, the date the PRSUs were awarded ($84.94).

PRSUs are designed to reward individual contributions to the Company's performance as well as motivate future contributions

and decisions aimed at increasing shareholder value over time. In 2020, our average return on equity over calendar years 2017, 2018 and 2019 will be compared to the average return on equity for each member of the Peer Metric Group for the same three-year period and Omnicom's rank amongst these competitors will be determined. The following chart shows (i) the percentage of the maximum number of PRSUs that Messrs. Wren and Angelastro will receive upon vesting in 2020 depending on Omnicom's relative rank and (ii) the dollar value of those shares assuming the closing price of our common stock on March 17, 2017, the date the PRSUs were awarded ($84.94). The ultimate value received by the NEO will depend on the vesting of the awards and the value of our common stock.

Metrics for 2020 Vesting of PRSUs

Omnicom Rank vs. Peer Metric Group (ROE for 2017-2019)	Percentage of PRSUs Vesting	CEO: Number of Shares Received Based on Performance	CEO: Value at Grant Date of Shares Received Based on Performance	CFO: Number of Shares Received Based on Performance	CFO: Value at Grant Date of Shares Received Based on Performance
1-2	100%	131,387	$11,160,000	42,383	$3,600,000
3	67%	87,591	$ 7,440,000	28,256	$2,400,000
4	34%	43,796	$ 3,720,000	14,127	$1,200,000

In the event Mr. Wren or Mr. Angelastro terminates employment on or prior to December 31, 2019, he will remain eligible to vest in one-third of the maximum number of PRSUs for each December 31st he is employed between March 17, 2017 and December 31, 2019 and such shares will be distributed in 2020 based on Omnicom's relative return on equity performance. Dividend equivalents will be reserved on the maximum number of PRSUs to which the executive is entitled at such times as dividends are paid to shareholders of Omnicom. At the time the PRSUs vest, the dividend equivalent payments that have

accumulated will be paid in cash. Vesting of the PRSUs and distribution of shares underlying the PRSUs will be accelerated in the event of death or termination due to disability. In addition, if the PRSUs are not assumed or substituted by an acquirer in a change in control, then they will become fully vested and non-forfeitable.

Messrs. Wren and Angelastro are required to retain a certain amount of Company's equity/stock as described in "Other Arrangements, Policies and Practices Related to Our Executive Compensation Program —Share Ownership Guidelines."

STEP 9 Restricted Stock Units to Other NEO's	Compensation Committee awards RSUs to NEOs other than CEO and CFO that vest over five-year period	
	Maximum Potential Value of RSUs on the Grant Date (vest ratably from 2018-2022)	Number of RSUs Awarded (Dollar Value Divided by Closing Price on Grant Date)
Dennis Hewitt	$ 450,000	5,300
Jonathan Nelson	$1,470,000	17,305
Michael O'Brien	$1,431,000	16,845

The Compensation Committee paid a portion of the Incentive Award for performance in 2016 in RSUs for Messrs. Hewitt, Nelson and O'Brien. The maximum number of RSUs that each is eligible to receive under this award is equal to the dollar value of the portion of the 2016 Incentive Award paid in RSUs divided by the closing price of our common stock on March 17, 2017, the date the RSUs were awarded ($84.94).

The Compensation Committee believes that service-based vesting of the RSUs is an important motivator to reward continued performance. One-fifth of each award of RSUs is eligible to vest after each of the first five anniversaries of the grant date and each RSU represents the right to receive one share of our common stock upon vesting. Vesting of the RSUs and distribution of shares underlying the RSUs will be accelerated in the event of death or termination due to disability. In addition, if the RSUs are not assumed or substituted by an acquirer in a change in control, then they will become fully vested and non-forfeitable.

Executive Compensation Related Policies and Guidelines

The following table briefly summarizes the policies and guidelines Omnicom has adopted over the years to strengthen our pay practices, each of which is discussed in greater detail below:

Policy/Guidelines	Summary
Executive Stock Ownership Guidelines	The guidelines that require our President and Chief Executive Officer and Chief Financial Officer to hold shares of Omnicom common stock with a value equal to the specified multiples of base salary indicated below.
Compensation Forfeiture/ Clawback Policy	Policy provides that in the event a material restatement of our financial statements is caused by a fraudulent or intentionally illegal act of one of our officers, the Clawback Committee may recover a portion of the annual performance-based cash bonus paid and any performance-based equity awards granted to such officer with respect to the period covered by the restatement.
Equity Compensation Policy	Policy regarding the grant of equity awards covering topics such as approval requirements, grant date, and establishing exercise price.
Policy Regarding Death Benefits	Policy provides that shareholder approval is required for any future compensation arrangements, with certain exceptions, that would require the Company to make payments or awards following the death of an NEO in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity or perquisites.
Policy Statement Regarding Hedging	Policy statement regarding hedging, which provides, in general, that no director, NEO or network CEO may purchase any financial instrument designed to hedge or offset any decrease in the market value of equity securities of the Company.

Executive Stock Ownership Guidelines. We have adopted Executive Stock Ownership Guidelines that require our President and Chief Executive Officer and Chief Financial Officer to hold shares of Omnicom common stock with a value equal to the specified multiples of base salary indicated below. These guidelines ensure that they build and maintain a long-term ownership stake in Omnicom's stock that will align their financial interests with the interests of the Company's shareholders. The applicable guidelines for Messrs. Wren and Angelastro are as follows:

Position of Executive Officer	Ownership Target
President and Chief Executive Officer of Omnicom	**6 x** Annual Base Salary
Chief Financial Officer of Omnicom	**3 x** Annual Base Salary

The guidelines were adopted in the first quarter of 2010 and the executives have five years from the date of the adoption of the guidelines or from the date of their appointment to attain the ownership levels. For purposes of the guidelines, the value of an executive's stock ownership includes all shares of the Company's common stock owned by the executive outright (inclusive of unvested equity awards such as restricted shares or units and PRSUs) or held in trust for the executive and his or her immediate family, plus the executive's vested deferred stock and allocated shares of the Company's common stock in employee plans. As of December 31, 2016, both Messrs. Wren and Angelastro were in compliance with the guidelines.

Compensation Forfeiture/Clawback Policy. Our Board has adopted an Executive Compensation Clawback Policy covering compensation paid with respect to any period beginning on or after January 1, 2010, to certain of our officers, including our named executive officers. Under this policy, in the event a material restatement of our financial statements is caused by a fraudulent or intentionally illegal act of one of our officers, the non-management members of the Executive Committee of our Board (the "Clawback Committee") will review the annual performance-based cash bonus paid and any performance-based equity awards granted to such officer with respect to the period covered by the restatement. If the Clawback Committee determines that the amount of such awards would have been lower had they been determined based on such restated financial statements, it may seek to recover the after-tax portion of the difference, including, with respect to equity awards, any gain realized on the sale of any such shares.

Equity Compensation Policy. Omnicom has adopted a policy regarding grants of equity awards, which provides, among other things, that grants of equity awards to non-employee members of the Board shall be approved by the full Board and any other grants must be approved by the Compensation Committee. With limited exception, the grant date of any equity award will be the date of the Board or Committee meeting at which the award is approved and the exercise price, if applicable, will be no less than the closing price of Omnicom's common stock on such date.

Policy Regarding Death Benefits. On February 10, 2011, Omnicom's Board of Directors adopted a policy regarding death benefits, which provides, among other things, that shareholder approval is required for any future compensation arrangements that would require the Company to make payments, grants or awards following the death of a named executive officer in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, awards of ungranted equity or perquisites. The policy would not apply to payments, grants or awards of the sort offered to other Company employees and does not apply to arrangements existing at the time the policy was adopted.

Policy Statement Regarding Hedging. In February 2013, Omnicom's Board of Directors adopted a policy statement regarding hedging, which provides, in general, that no director, NEO or network chief executive officer may purchase any financial instrument designed to hedge or offset any decrease in the market value of equity securities of the Company.

Other Arrangements and Practices Related to Our Executive Compensation Program

SERCR Plan and Executive Salary Continuation Plan Agreements. Omnicom has entered into Award Agreements with Messrs. Wren and Angelastro pursuant to the Senior Executive Restrictive Covenant and Retention Plan, which was adopted in December 2006 (the "SERCR Plan") and Executive Salary Continuation Plan Agreements with Messrs. Hewitt and Nelson. These arrangements are discussed in greater detail in the section below entitled "Potential Payments Upon Termination of Employment or Change in Control."

Participation in the SERCR Plan was determined to be offered by the Compensation Committee based on the value of the benefit provided to Omnicom through the restrictive covenants contained in the SERCR Plan, as a retention mechanism to seek to secure the services of the participants by providing post-employment benefits, subject to a minimum period of employment and based on the Compensation Committee's analysis of the future financial impact of various termination payout scenarios on each of these recipients and on Omnicom. In making the decision to extend these benefits, the Compensation Committee relied on the advice of its independent compensation consultant, Cook & Co., that the program is representative of market practice, both in terms of design and cost.

Amounts payable to each of Messrs. Hewitt and Nelson under his Executive Salary Continuation Plan Agreement are based on past company practice and are in consideration for the covenants to consult and not to compete during the service period of the agreement. The Compensation Committee believes that these benefits are essential in helping Omnicom fulfill its objectives of attracting and retaining key executive talent.

Deferred Restricted Stock and Restricted Stock Unit Plans. Each of our named executive officers was previously eligible to defer, at his election, some or all of the shares of restricted stock and restricted stock units that otherwise would have vested in a given year. No NEO made such an election in 2016. Balance and payment information with respect to prior elections is reflected in the Nonqualified Deferred Compensation Table on page 51 below. Omnicom pays participants an amount equal to the cash dividends that would have been paid on the shares or units in the absence of a deferral election, subject to the participant's employment with Omnicom on the record date of such dividends.

Benefits and Perquisites

Retirement Savings Plan. Omnicom sponsors the Omnicom Group Retirement Savings Plan, which is a tax-qualified defined contribution plan. All employees who meet the Plan's eligibility requirements may elect to participate in the 401(k) feature of the Plan and may also receive a discretionary company profit sharing contribution after the end of the Plan year based on the Plan's provisions.

Insurance. In 2016, Omnicom paid employer premiums for life insurance for Messrs. Wren, Hewitt and O'Brien.

Other perquisites. We procure aircraft usage from an unrelated third-party vendor. In some instances, Omnicom makes available to the named executive officers personal use of corporate aircraft hours. The dollar amount reported in the Summary Compensation Table for personal use of aircraft hours reflects the aggregate incremental cost to Omnicom, based on payments we make which are equal to the vendor's hourly charge for such use and landing fees, minus the amount Omnicom is reimbursed by the executive for his use on the aircraft. Each executive reimburses Omnicom for at least the amount calculated based on the Standard Industry Fare Level (SIFL) tables prescribed under IRS regulations promptly after the cost of the flight is incurred. Additional perquisites and benefits are set forth in the notes to the Summary Compensation Table for 2016 on page 48.

Accounting and Tax Considerations

IRC Section 162(m)

Section 162(m) limits the tax deduction for compensation in excess of $1 million paid in any one year to a corporation's Chief Executive Officer and certain other executive officers unless the compensation is "qualified performance-based compensation." Payments of bonuses will constitute "qualified performance-based compensation" under the provisions of Section 162(m) if payable on account of the attainment of one or more pre-established, objective performance goals and if certain requirements are met. Omnicom's Incentive Award Plan and Omnicom Group Inc. 2013 Incentive Award Plan (the "2013 Plan") were each approved by our shareholders pursuant to the requirements of Section 162(m) and Omnicom typically intends for awards earned under these plans to qualify for tax deduction. However, the Compensation Committee reserves the right to pay Omnicom's employees, including participants in the Incentive Award Plan, other amounts which may or may not be deductible under Section 162(m) or other provisions of the Internal Revenue Code.

The Compensation Committee considers the anticipated tax treatment to Omnicom in its review and establishment of compensation programs and awards. The Compensation Committee intends to continue to consider the deductibility of compensation as a factor in assessing whether a particular arrangement is appropriate given the goals of maintaining a competitive executive compensation system generally, motivating executives to achieve corporate performance objectives and increasing shareholder value.

Accounting for Share-Based Compensation

Omnicom accounts for share-based compensation including its RSUs in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), Compensation — Stock Compensation.

Risk Assessment in Compensation Programs

We have assessed the Company's compensation programs and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Cook & Co., was previously retained by the Compensation Committee to assist Omnicom's management in reviewing our executive and broad-based compensation and benefits programs on a worldwide basis to determine if the programs' provisions and operations are likely to create undesired or unintentional risk of a material nature. This risk assessment process included a review of program policies and practices; analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, and the balance of potential risk to potential reward. Although we reviewed all compensation programs, we focused on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.

Based on the foregoing and the fact that, since Cook & Co. assisted the Company in its review, we believe no subsequent change in the Company's compensation programs creates risks reasonably likely to have a material adverse effect on the Company, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to the Company as a whole. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk management practices; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Compensation Committee Report

The Compensation Committee, which is comprised solely of independent members of the Board, has reviewed the "Compensation Discussion and Analysis" and discussed the analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference in Omnicom's 2016 10-K filed with the SEC on February 9, 2017.

Members of the Compensation Committee
Susan S. Denison, Chairman
Alan R. Batkin
Mary C. Choksi
Leonard S. Coleman, Jr.
Michael A. Henning

Summary Compensation Table for 2016

Name and Principal Position of Executive	Year	Salary ($)	Bonus ($) (2)	Non-Equity Incentive Plan Compensation ($) (1) — Incentive Award — Cash Portion	Max. Potential Value of Equity Portion at Grant Date — PRSUs (3)	Max. Potential Value of Equity Portion at Grant Date — RSUs (4)	All Other Compensation ($) (5)	Total ($)
John D. Wren President and Chief Executive Officer	2016	$1,000,000	—	$13,640,000	$11,160,000	—	$ 179,039	$25,979,039
	2015	$1,000,000	—	$12,320,000	$10,080,000	—	$ 176,047	$23,576,047
	2014	$1,000,000	—	$12,595,000	$10,305,000	—	$ 114,697	$24,014,697
Philip J. Angelastro Executive Vice President and Chief Financial Officer	2016	$ 850,000	$1,130,000	$ 2,470,000	$ 3,600,000	—	$ 15,150	$ 8,065,150
	2015	$ 850,000	—	$ 2,695,000	$ 2,695,000	—	$ 15,150	$ 6,255,150
	2014	$ 513,542	$1,745,377	$ 504,623	$ 2,250,000	—	$ 15,000	$ 5,028,542
Dennis E. Hewitt Treasurer	2016	$ 395,000	—	$ 450,000	—	$ 450,000	$ 32,138	$ 1,327,138
	2015	$ 395,000	—	$ 450,000	—	$ 450,000	$ 30,989	$ 1,325,989
	2014	$ 395,000	—	$ 475,000	—	$ 475,000	$ 29,777	$ 1,374,777
Jonathan B. Nelson Chief Executive Officer, Omnicom Digital	2016	$ 850,000	—	$ 2,000,000	—	$1,470,000	$ 7,950	$ 4,327,950
	2015	$ 850,000	—	$ 2,000,000	—	$1,080,000	$ 7,950	$ 3,937,950
	2014	$ 770,833	$ 68,700	$ 1,751,300	—	$ 780,000	$ 12,800	$ 3,383,633
Michael J. O'Brien Senior Vice President, General Counsel and Secretary	2016	$ 700,000	—	$ 1,431,000	—	$1,431,000	$ 11,291	$ 3,573,291
	2015	$ 700,000	—	$ 1,225,000	—	$1,225,000	$ 11,007	$ 3,161,007
	2014	$ 700,000	$ 536,565	$ 513,435	—	$1,050,000	$ 10,598	$ 2,810,598

(1) All amounts reported are amounts paid pursuant to Omnicom's Incentive Award Plan.

(2) The amount shown represents the discretionary bonus awarded by the Compensation Committee that was in excess of the Incentive Award amount.

(3) The PRSU portion of the Incentive Award reported above is equal to the dollar value of the portion of the award that the Compensation Committee, in its discretion, elected to pay in PRSUs. As further described above in the section entitled "Executive Compensation: Compensation Discussion and Analysis", vesting of the PRSUs is contingent upon the future performance of the Company over a three-year period compared to our industry Peer Metric Group. The amount reported represents the maximum amount that may be paid with respect to the PRSUs, determined using the value of the underlying common stock on the date of the award. The ultimate value received by the NEO will depend on the number of PRSUs that ultimately vest and the value of the underlying common stock on the date of vesting.

(4) The RSU portion of the Incentive Award reported above is equal to the dollar value of the portion of the award that the Compensation Committee, in its discretion, elected to pay in RSUs. As further described above in the section entitled "Executive Compensation: Compensation Discussion and Analysis", the RSUs vest ratably over a five-year period. The amount reported represents the maximum amount that may be paid with respect to the RSUs, determined using the value of the underlying common stock on the date of the award. The ultimate value received by the NEO will depend on the number of RSUs that ultimately vest and the value of the underlying common stock on the date of vesting.

(5) All Other Compensation consists of each of the following:

- Perquisites and other personal benefits, which are valued based on the aggregate incremental cost to Omnicom.
- The total perquisites and other personal benefits include: for Mr. Wren, personal use of aircraft hours ($150,617), an auto allowance ($9,120) and a medical allowance ($4,000); for Mr. Angelastro, an auto allowance ($7,200); and for Mr. Hewitt, an auto allowance ($7,200) and a medical allowance ($4,000).
- Employer contributions to one or more retirement savings plans: for Mr. Wren ($7,950), Mr. Angelastro ($7,950), Mr. Hewitt ($7,950), Mr. Nelson ($7,950) and Mr. O'Brien ($7,950).
- Employer premium payments for life insurance: for Mr. Wren ($7,352), Mr. Hewitt ($12,988) and Mr. O'Brien ($3,341).

Grants of Plan-Based Awards in 2016

The below table provides information about equity and non-equity awards granted to the named executive officers with respect to 2016.

| | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) | | |
| | Threshold | Target | Maximum |
Name of Executive	($)	($)	($)
John Wren	$0	$18,920,000	$37,840,000
Philip Angelastro	$0	$ 3,763,000	$ 7,526,000
Dennis Hewitt	$0	$ 800,000	$ 1,600,000
Jonathan Nelson	$0	$ 2,150,000	$ 4,300,000
Michael O'Brien	$0	$ 1,774,000	$ 3,548,000

(1) These columns show the potential value of the payout for each named executive officer under our Incentive Award Plan at threshold, target and maximum levels. The potential payouts were performance-driven and therefore entirely at risk. The business measurements and performance criteria for determining the payout are described in the section entitled "Compensation Discussion and Analysis" on page 27. Awards paid for performance in 2016, which include both a short-term cash component and a long-term equity component that is also contingent upon future performance, are reflected in the Summary Compensation Table for 2016 on page 48.

Outstanding Equity Awards at 2016 Year-End

The following table provides information on the holdings of stock options and unvested stock awards by the named executive officers as of December 31, 2016. For additional information about the options awards and stock awards, see the description of equity incentive compensation in the section entitled "Compensation Discussion and Analysis" on page 27.

| | Option Awards | | | | Stock Awards | | | |
Name of Executive	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/shr)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($) (2)
John Wren	—	—	—	—	—	—	350,601	$29,839,651
Philip Angelastro	350,000	—	$23.40	3/31/2019	5,000	$ 425,550	75,627	$ 6,436,614
Dennis Hewitt	—	—	—	—	10,293	$ 876,037	6,176	$ 525,639
Jonathan Nelson	—	—	—	—	30,329	$2,581,301	—	—
Michael O'Brien	—	—	—	—	25,515	$2,171,582	9,302	$ 791,693

(1) The vesting dates of stock awards disclosed in this column are as follows:
- Mr. Angelastro: 5,000 restricted stock units vested on January 15, 2017.
- Mr. Hewitt: 1,223 restricted stock units are scheduled to vest on each of April 15, 2017, 2018, 2019 and 2020. 1,080 restricted stock units are scheduled to vest on each of May 15, 2017, 2018, 2019 and 2020. 1,081 restricted stock units are scheduled to vest on May 15, 2021.

- Mr. Nelson: 4,000 shares vested on January 15, 2017. 667 restricted stock units are scheduled to vest on each of July 15, 2017 and 2018. 2,000 restricted stock units are scheduled to vest on each of July 15, 2017 and 2018. 2,008 restricted stock units are scheduled to vest on each of April 15, 2017 and 2019. 2,009 restricted stock units are scheduled to vest on each of April 15, 2018 and 2020. 2,592 restricted stock units are scheduled to vest on each of May 15, 2017, 2018, 2019 and 2020. 2,593 restricted stock units are scheduled to vest on May 15, 2021.

- Mr. O'Brien: 2,703 restricted stock units are scheduled to vest on each of April 15, 2017 and 2019. 2,704 restricted stock units are scheduled to vest on each of April 15, 2018 and 2020. 2,940 restricted stock units are scheduled to vest on each of May 15, 2017, 2018, 2019 and 2020. 2,941 restricted stock units are scheduled to vest on May 15, 2021.

(2) The market value of stock awards was determined by multiplying the number of unvested shares by $85.11, the closing price of Omnicom common stock on December 30, 2016.

(3) The PRSUs are scheduled to vest at the times indicated below. The actual number of PRSUs that will vest depends on our relative average return on equity for the three-year period ending December 31, 2016, December 31, 2017, and December 31, 2018, respectively, compared to a pre-established peer group. For purposes of the table, we have assumed that the maximum level of performance will be achieved for each award.

- Mr. Wren: Up to 96,830 performance restricted stock units are scheduled to vest in calendar year 2017. Up to 132,660 performance restricted stock units are scheduled to vest in calendar year 2018. Up to 121,111 performance restricted stock units are scheduled to vest in calendar year 2019.

- Mr. Angelastro: Up to 14,281 performance restricted stock units are scheduled to vest in calendar year 2017. Up to 28,965 performance restricted stock units are scheduled to vest in calendar year 2018. Up to 32,381 performance restricted stock units are scheduled to vest in calendar year 2019.

- Mr. Hewitt: Up to 6,176 performance restricted stock units are scheduled to vest in calendar year 2017.

- Mr. O'Brien: Up to 9,302 performance restricted stock units are scheduled to vest in calendar year 2017.

Option Exercises and Stock Vested in 2016

The following table provides information for the named executive officers on the number of shares acquired upon the vesting of stock awards in the form of restricted stock, RSUs or PRSUs and the value realized, each before payment of any applicable withholding tax and broker commissions. There were no stock option exercises in 2016.

Name of Executive	Stock Awards			
	Number of Shares Acquired on PRSU Vesting (#)	Value Realized on PRSU Vesting ($) (1)	Number of Shares Acquired on RS/RSU Vesting (#)	Value Realized on RS/RSU Vesting ($) (1)
John Wren	102,322	$8,491,375	—	—
Philip Angelastro	17,121	$1,420,445	5,000	$348,350
Dennis Hewitt	7,685	$ 637,662	1,223	$103,099
Jonathan Nelson	—	—	9,475	$733,921
Michael O'Brien	10,360	$ 859,548	2,703	$227,863

(1) The reported dollar values are calculated by multiplying the number of shares subject to vesting by the closing price of Omnicom common stock on the vesting date.

Nonqualified Deferred Compensation in 2016

Certain of Omnicom's employees were, in prior years, eligible to defer some or all of the shares of their restricted stock and RSUs that may vest in a given year. For additional information about the deferral plans pursuant to which these elections were made, see the description of deferred compensation in the section entitled "Compensation Discussion and Analysis" on page 27.

The table below provides information on the non-qualified deferred compensation of the named executive officers in 2016, which consisted only of the deferral of shares of restricted stock or RSUs under Omnicom's Restricted Stock and Restricted Stock Unit Deferred Compensation Plans.

Name of Executive	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) (1)	Aggregate Withdrawals/ Distribution in Last FY ($)	Aggregate Balance at Last FYE ($)
John Wren	—	$1,285,106	—	$11,574,109
Philip Angelastro	—	—	—	—
Dennis Hewitt	—	—	—	—
Jonathan Nelson	—	—	—	—
Michael O'Brien	—	—	—	—

(1)   Reflects earnings or (losses) on deferred shares. Earnings on deferred shares are calculated based on the total number of deferred shares in the account as of December 31, 2016 multiplied by the Omnicom closing stock price as of December 31, 2016, less the total number of such deferred shares multiplied by the Omnicom closing stock price as of December 31, 2015.

Potential Payments Upon Termination of Employment or Change in Control

The named executive officers may be entitled to payments upon termination of employment or in connection with a change in control of Omnicom. The table below sets forth the potential payments that each named executive officer may receive upon termination of employment or change in control of Omnicom under various scenarios as of December 31, 2016. Except for the arrangements described below, none of the named executive officers have entered into any plans, arrangements or agreements with Omnicom providing for payments upon termination of employment or change in control of Omnicom, other than payments generally available to all salaried employees that do not discriminate in scope, terms or operation in favor of the executive officers of Omnicom.

The SERCR Plan

Omnicom adopted the SERCR Plan in 2006, and Messrs. Wren and Angelastro participate. The SERCR Plan is unique in its structure and objectives. It is intended to provide security to Omnicom through the restrictive covenants described below while delivering a valuable benefit to executives in the form of post-termination compensation.

Restrictive Covenants and Consulting Obligation

In consideration for annual benefits under the SERCR Plan, participating executives are subject to restrictions on competition, solicitation, disparagement, and other willful actions that may materially harm Omnicom, from the date of termination of employment through the end of the calendar year in which they receive their last annual benefits payment. In addition, prior to age 55 the participating executives agree to serve as advisors or consultants to Omnicom during the post-employment period, subject to certain limitations.

Annual Benefits

The SERCR Plan provides annual benefits to participating executives upon their termination of employment after they render seven years of service to Omnicom or its subsidiaries, unless termination is for "Cause." "Cause" is generally defined for this purpose as the executive having been convicted of (or having entered a plea bargain or settlement admitting guilt for) any felony committed in the execution of and while performing his duties as an executive officer, an act of fraud or embezzlement against Omnicom, as a result of which continued employment would have a material adverse impact on Omnicom, or having been the subject of any order, judicial or administrative, obtained or issued by the SEC, for any securities violation involving a material and willful act of fraud. Subject to compliance with the SERCR Plan's restrictive covenants and consulting obligation, the annual benefit is payable for 15 years following termination, and is equal to the lesser of (a) the product of (i) the average of the executive's three highest years of total pay (base salary plus bonus and other incentive compensation), and (ii) a percentage equal to 5% plus 2% for every year of the executive's service as an executive officer to Omnicom, not to exceed 35% and (b) $1.5 million, subject to an annual cost-of-living adjustment beginning with the second annual payment. Payment of this annual benefit begins on the later of (a) attainment of age 55, or (b) the year following the calendar year in which the termination of employment occurred, with certain exceptions. In the event of death subsequent to satisfaction of the seven-year service requirement, beneficiaries of the executive are entitled to the annual benefit payments. No annual benefit is payable if the executive is terminated by Omnicom for Cause.

The Executive Salary Continuation Plan Agreement

Omnicom has entered into Executive Salary Continuation Plan Agreements with Messrs. Hewitt and Nelson pursuant to which Omnicom agreed to make annual payments for up to a maximum of 10 years after termination of full time employment,

unless termination is for "Cause," in consideration for their agreement to consult and subject to restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom during the payment period. "Cause" is generally defined for this purpose as willful malfeasance, such as breach of trust, fraud or dishonesty. Based on Messrs. Hewitt and Nelson's ages and years of service with Omnicom or its subsidiaries, as of December 31, 2016, their payment periods were the 10-year maximum for Mr. Hewitt and seven years for Mr. Nelson.

Annual Payments under the Executive Salary Continuation Plan Agreement

Following termination and subject to compliance with the consulting obligation and restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom, the participating executives are entitled to receive annual payments, beginning in the year described below, for the duration of the payment period. Annual payments are equal to 30% of the highest annual base salary paid to Mr. Hewitt within five years prior to termination and 50% of the highest annual base salary paid to Mr. Nelson within five years prior to termination. Annual payments are subject to there being sufficient pre-tax profits of Omnicom for the calendar year immediately prior to the year in which the participating executives are entitled to payment.

The participating executives are entitled to 100% of the annual payment amount in the event of disability. For a voluntary termination, including retirement, or a termination by Omnicom without Cause, Mr. Hewitt is entitled to 100% of the annual

payment amount since he has completed more than 20 years of service and Mr. Nelson is entitled to 70% of the annual payment amount since he has completed fewer than 20 years of service. Mr. Nelson's reduced entitlement is calculated by dividing the 14 years of service he completed as of December 31, 2016 by 20. In the event of death, beneficiaries of the participating executives are entitled to 75% of the annual payment amount. The participating executives are not entitled to any annual payment if they are terminated by Omnicom for Cause.

Consulting Obligation and Certain Restrictive Covenants

The participating executives agree to serve as advisors or consultants to Omnicom during the payment period, subject to certain limitations. In addition, they will be subject to restrictions on competition, solicitation, disparagement, and other willful actions that may be harmful to Omnicom, from the date of termination through the end of the payment period.

The Incentive Award Plan

Each of the named executive officers participated in our Incentive Award Plan in fiscal year 2016. The Incentive Award Plan provides performance-based bonuses to participants, based upon specific performance criteria, discussed above in the section entitled "Compensation Discussion and Analysis" on page 27, during each performance period. If a participant in the Incentive Award Plan experiences a termination of employment for any reason prior to the end of a performance period or the bonus payment date for such performance period, he is not

entitled to any payment, but the Compensation Committee has discretion (a) to determine whether the participant will receive any bonus, (b) to determine whether the participant will receive a pro-rated bonus reflecting that portion of the performance period in which the participant had been employed by Omnicom, and (c) to make such other arrangements as the Compensation Committee deems appropriate in connection with the participant's termination of employment.

Executive Life Insurance Coverage

Omnicom provides life insurance coverage to its employees. Certain of the named executive officers participate in company-sponsored executive life insurance program that provide them with a higher coverage amount than they would otherwise be eligible for as employees. This coverage is in lieu of the coverage provided to employees generally. Specifically, Messrs. Wren and O'Brien are provided with life insurance policies for which

Omnicom pays the premiums. In the event of termination of employment due to death on December 31, 2016, these named executive officers would each be entitled to a life insurance benefit in the amount of $1,000,000 paid by MassMutual. This amount is $250,000 higher than each would be eligible for under the program covering employees generally.

Acceleration of Equity Awards

Messrs. Wren, Angelastro, Hewitt and O'Brien hold unvested PRSUs. Messrs. Angelastro, Hewitt, Nelson and O'Brien hold unvested RSUs and Mr. Nelson holds unvested restricted stock that generally vests based on continued employment and the passage of time. As specified below, such named executive officers are entitled to accelerated vesting (a) on a pro rata basis upon termination of employment due to disability, and (b) upon death.

No equity awards held by our named executive officers have single trigger or double trigger acceleration in connection with a change in control. However, if restricted stock, RSUs and PRSUs held by our named executive officers or other employees are not assumed or substituted by an acquirer in connection with a change in control of Omnicom, they fully vest.

If a named executive officer retires, voluntarily terminates or is terminated by Omnicom, with or without cause, all restricted stock, RSUs and PRSUs that have not yet vested are generally forfeited or, to the extent PRSUs are partially vested based on the passage of time, they may remain subject to vesting based on the ultimate achievement of the performance goals.

Potential Payments Upon Termination of Employment or Change in Control Table

The following table provides the potential payments that each named executive officer may receive upon termination of employment or change in control of Omnicom, assuming that (a) such termination or change in control of Omnicom occurred on December 31, 2016, and (b) the price per share of Omnicom common stock equals $85.11, the closing price at December 31, 2016.

Name of Executive	Death	Disability	For Cause Termination	Termination without Cause	Retirement	Voluntary Termination	Change in Control (1)
John Wren							
• SERCR Plan (2)	$ 1,500,000	$1,500,000	—	$1,500,000	$1,500,000	$1,500,000	—
• PRSU Awards (3)	$10,635,346	$4,269,118	—	—	—	—	—
Philip Angelastro							
• SERCR Plan (4)	$ 1,500,000	$1,500,000	—	$1,500,000	$1,500,000	$1,500,000	—
• PRSU Awards (3)	$ 2,659,007	$1,692,095	—	—	—	—	—
• RSU Awards (5)	$ 425,550	$ 425,550	—	—	—	—	—
Dennis Hewitt							
• Executive Salary Continuation Agreement	$ 88,875 (6)	$ 118,500 (7)	—	$ 118,500 (7)	$ 118,500 (7)	$ 118,500 (7)	—
• RSU Awards (5)	$ 876,037	$ 405,464	—	—	—	—	—
Jonathan Nelson							
• Executive Salary Continuation Agreement	$ 318,750 (8)	$ 425,000 (9)	—	$ 297,500(10)	$ 297,500 (10)	$ 297,500 (10)	—
• RS/RSU Awards (5)	$ 2,581,301	$1,435,635	—	—	—	—	—
Michael O'Brien							
• RSU Awards (5)	$ 2,171,582	$ 971,701	—	—	—	—	—

(1) The change in control value of equity awards assumes that all equity awards are assumed or substituted in connection with a change in control. There are not currently any outstanding equity awards that have single trigger or double trigger acceleration in connection with a change in control. If, however, an unvested equity award is not assumed or substituted in connection with a change in control, such unvested equity award vests in full.

(2) Except in the event of a termination for Cause, Mr. Wren or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2017. In the event of termination for Cause, no payments would be made. The amount reported is the payment cap set forth in the SERCR Plan as in effect on December 31, 2016, such amount being subject to an annual cost-of-living adjustment beginning with the second annual payment. All payment obligations are conditioned upon compliance with the restrictive covenants described above.

(3) The value of PRSUs was determined by taking the aggregate fair market value of the shares underlying PRSUs subject to accelerated vesting as of December 31, 2016. The value of PRSUs assumes achievement of the highest performance target and therefore the actual value could be lower than the amount disclosed. Amounts shown do not include unvested PRSUs which are considered earned and non-forfeitable as of December 31, 2016, but which will vest, if at all, only following the end of the applicable performance period and subject to the applicable level of actual performance during such period. For additional information, please read the discussion above in our "Compensation Discussion and Analysis."

(4) Except in the event of termination due to death or disability or a termination for Cause, Mr. Angelastro would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2019 upon Mr. Angelastro turning 55. In the event of termination due to death or disability, Mr. Angelastro or his beneficiary, as the case may be, would be entitled to receive fifteen annual payments in this amount, the first of which would be payable in 2017. In the event of termination for Cause, no payments would be made. The amount reported is the payment cap set forth in the SERCR Plan as in effect on December 31, 2016, such amount being subject to an annual cost-of-living adjustment beginning with the second annual payment. All payment obligations are conditioned upon compliance with the restrictive covenants and consulting obligation described above.

(5)   The value of restricted stock and RSUs was determined by taking the aggregate fair market value of the shares of restricted stock or the shares underlying RSUs subject to accelerated vesting as of December 31, 2016. For additional information, please read the discussion above in our "Compensation Discussion and Analysis."

(6)   This reflects 75% of Mr. Hewitt's $118,500 annual payment, payable to his designated beneficiary. Ten annual payments in this amount would be paid to such beneficiary, with the first payment being made in 2017.

(7)   This reflects 30% of the highest annual rate of salary paid to Mr. Hewitt in the five years preceding December 31, 2016. Ten annual payments would be made in this amount, with the first payment being made in 2018. All payment obligations are conditioned upon compliance with the consulting obligation and restrictive covenants described above.

(8)   This reflects 75% of Mr. Nelson's $425,000 annual payment, payable to his designated beneficiary. Seven annual payments in this amount would be paid to such beneficiary, with the first payment being made in 2017.

(9)   This reflects 50% of the highest annual rate of salary paid to Mr. Nelson in the five years preceding December 31, 2016. Seven annual payments would be made in this amount, with the first payment being made in 2018. All payment obligations are conditioned upon compliance with the consulting obligation and restrictive covenants described above.

(10)   This reflects 70% of Mr. Nelson's $425,000 annual payment and has been reduced as described above because Mr. Nelson has not yet completed 20 years of service. Seven annual payments would be made in this amount, with the first payment being made in 2018. All payment obligations are conditioned upon compliance with the consulting obligation and restrictive covenants described above.

Item 2 — Advisory Resolution to Approve Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking shareholders to approve an advisory resolution on the compensation of the Company's named executive officers as reported in this Proxy Statement. The Board has adopted a policy of providing for annual advisory resolutions to approve executive compensation. The next such vote will occur at the 2018 Annual Meeting of Stockholders, subject to the outcome of Item 3, the advisory vote on the frequency of future advisory resolutions to approve executive compensation.

Our executive compensation programs are designed to support the Company's long-term success. As described above in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- attract, motivate and retain the talented executives who are a critical component of Omnicom's long-term success by providing each with a competitive total rewards package;
- support talent development in a rapidly evolving industry;
- maintain a balanced approach to building long-term shareholder value that does not overemphasize a single metric; and
- ensure that executive compensation is aligned with both the short and long-term interests of shareholders.

For each NEO, the majority of his total compensation was variable and based on performance. With respect to our Chief Executive Officer, 96% of his 2016 compensation was variable and based on performance and 43% is also contingent upon the future performance of the Company.

2016 CEO Compensation



2016 CEO COMPENSATION MIX

96% Performance Based

4% Base Salary

53% Cash Incentive

43% PRSU Incentive (2020 vesting)

We urge shareholders to read the "Compensation Discussion and Analysis" above, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative above, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to our success.

We are asking shareholders to approve the following advisory resolution at the 2017 Annual Meeting.

RESOLVED, that the shareholders of Omnicom Group Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2017 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table for 2016 and the other related tables and disclosure.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully review and consider the voting results when evaluating our executive compensation program.

> The Board **UNANIMOUSLY** recommends that shareholders vote **FOR** the advisory resolution to approve executive compensation.

Approval of this item requires the favorable vote of the holders of a majority of the shares voting on the item. Abstentions and broker non-votes will have no effect on the outcome of this item.

Item 3 — Advisory Vote on the Frequency of Future Advisory Resolutions to Approve Executive Compensation

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking shareholders to vote on whether future advisory resolutions to approve executive compensation should occur every year, every two years or every three years. Six years ago, the Board recommended that the advisory resolution to approve executive compensation be conducted annually and shareholders voted in favor of this recommendation by a substantial majority. Subsequent to the advisory vote reflected in this item, the next such advisory vote is expected to occur at our 2023 Annual Meeting of Shareholders.

After careful consideration, the Board recommends that future advisory resolutions to approve executive compensation be included in the Company's Proxy Statement for, and voted on by shareholders at, each Annual Meeting of Shareholders. We believe that having such an advisory vote on the ballot at each Annual Meeting of Shareholders provides the highest level of accountability and the greatest and most useful shareholder input for the Company, the Board of Directors and the Compensation Committee.

Shareholders are not voting to approve or disapprove of the Board's recommendation. Instead, shareholders will be able to specify one of four choices for this item on the proxy card: "One Year," "Two Years," "Three Years" or "Abstain."

Under our By-laws, approval of this item requires the vote of the holders of a majority of the shares voting on the item. However, since this item has multiple options, if none of the frequency alternatives (one year, two years or three years) receives a majority vote, we will consider the frequency that receives the highest number of votes to be the frequency that has been selected by our shareholders.

While we intend to carefully consider the voting results of this item, the vote on the frequency of future advisory resolutions to approve executive compensation is advisory in nature and therefore non-binding on the Board of Directors. Notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to conduct such advisory votes on a different frequency and may vary its practice based on factors such as discussions with shareholders and the adoption of material changes to compensation programs.

> **The Board <u>UNANIMOUSLY</u> recommends that shareholders vote to conduct future advisory resolutions to approve executive compensation every <u>ONE YEAR</u>.**

Approval of this item requires the favorable vote of the holders of a majority of the shares voting on the item. Abstentions and broker non-votes will have no effect on the outcome of this item.

Directors' Compensation for Fiscal 2016

Directors who are also current or former employees of Omnicom or its subsidiaries receive no compensation for serving as directors. The compensation program for directors who are not current or former employees of Omnicom or its subsidiaries is designed to compensate directors in a manner that reflects the work required for a company of Omnicom's size and composition and to align directors' interests with the long-term interests of shareholders. The table below includes the following compensation elements with respect to non-employee directors:

Annual Compensation. For 2016, non-employee directors were paid a cash annual retainer of $75,000 and $2,000 for attendance at each Board or Committee meeting, plus $10,000 for attendance in person at a Board meeting held outside of the U.S. that requires international travel from his or her residence. Effective January 1, 2017, the cash annual retainer paid to non-employee directors was increased to $90,000. In addition, directors receive reimbursement for customary travel expenses.

In accordance with our 2013 Plan, and our Director Compensation and Deferred Stock Program adopted by our Board on December 4, 2008, non-employee directors also receive fully-vested common stock each fiscal quarter. For each of the four quarters in 2016, such directors received common stock with a fair value of $31,250 based on the per share closing price of our common stock on the date prior to grant. Effective January 1, 2017, the amount of common stock to be received by non-employee directors each quarter was increased to $36,250.

Our Director Compensation and Deferred Stock Program and 2013 Plan provide that each director may elect to receive all or a portion of his or her cash director compensation for the following year's service in common stock. Messrs. Henning and Murphy and Ms. Choksi each elected to receive all or a portion of their respective 2016 cash director compensation in common stock.

Directors may also elect to defer any common shares payable to them, which will be credited to a bookkeeping account in the directors' names. These elections must be made prior to the start of the calendar year for which the fees would be payable. The number of shares of common stock delivered or credited to a director's account is based on the fair market value of our common stock on the first trading day immediately preceding the date the fees would have been paid to the director. Each director other than Ms. Johnson Rice and Mr. Roubos elected to defer all of the common shares payable to them in 2016. Ms. Johnson Rice elected to defer 50% of the common shares payable to her in 2016.

Lead Independent Director and Committee Chairman Fees. The Chairs of our committees and our Lead Independent Director receive the following additional annual fees in cash due to the workload and the additional responsibilities of their positions. Our Lead Independent Director received an additional fee of $25,000 for 2016, which fee was increased to $35,000 effective January 1, 2017. The Chairs of our Audit, Compensation, Governance, Finance and Executive Committees receive an additional fee of $20,000 each year, as long as such Chair is not also an executive officer of Omnicom. In 2016, the Chair of the Finance Committee, who is an executive officer of Omnicom, did not receive the $20,000 fee.

Directors' Compensation for Fiscal 2016

Name of Director (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Total ($)
Alan R. Batkin	$125,000	$125,000	$250,000
Mary C. Choksi	$131,000	$125,000	$256,000
Robert Charles Clark	$133,000	$125,000	$258,000
Leonard S. Coleman, Jr.	$176,000	$125,000	$301,000
Errol M. Cook (4)	$ 61,250	$ 62,500	$123,750
Susan S. Denison	$149,000	$125,000	$274,000
Michael A. Henning	$133,000	$125,000	$258,000
Deborah J. Kissire (5)	$ 96,500	$104,167	$200,667
John R. Murphy	$147,000	$125,000	$272,000
John R. Purcell	$147,000	$125,000	$272,000
Linda Johnson Rice	$127,000	$125,000	$252,000
Gary L. Roubos (4)	$ 59,250	$ 62,500	$121,750
Valerie M. Williams (5)	$ 21,323	$ 25,538	$ 46,861

(1) Bruce Crawford is an executive officer of Omnicom and does not receive director compensation. In fiscal year 2016, Mr. Crawford received a base salary of $400,000.

(2) This column reports the amount of cash compensation earned in 2016 for Board and Committee service. The amounts shown include the following amounts, which Messrs. Henning and Murphy and Ms. Choksi elected to receive in common stock: Mr. Henning: $75,000; Mr. Murphy: $37,500; and Ms. Choksi: $75,000.

(3) The amount reported in the "Stock Awards" column for each director reflects the aggregate grant date fair value of the stock granted in 2016, computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used to calculate the fair value of stock awards, refer to notes 2 and 9 to the consolidated financial statements contained in our 2016 10-K. The fair market value for each quarterly stock award was $31,250 for each individual reported in the table above.

(4) Retired from the Board on May 24, 2016 and amounts shown represent such director's partial year of service on the Board.

(5) Began serving on the Board during 2016 and amounts shown represent such director's partial year of service on the Board.

No Other Compensation. Directors received no compensation in 2016 other than that described above. We do not have a retirement plan for directors and they receive no pension benefits.

Stock Ownership Requirement. The Board encourages stock ownership by directors and, in 2004, we adopted stock ownership guidelines for our directors. The director guidelines provide, in general, that our directors must own Omnicom stock equal to or greater than five times their annual cash retainer within five years of their joining the Board. As of December 31, 2016, each member of our Board that has served on the Board more than five years was in compliance.

Equity Compensation Plans

Our principal equity plan for employees is our 2013 Plan, which was approved by shareholders at our 2013 Annual Meeting of Shareholders and replaced all of our prior equity incentive plans. The Compensation Committee's independent compensation consultant, Cook & Co., provided analysis and input on the 2013 Plan. As a result of the adoption of the 2013 Plan, no new awards may be made under any of Omnicom's prior equity plans. Outstanding equity awards under prior plans, however, were not affected by the adoption of our 2013 Plan.

The purpose of the 2013 Plan is to promote the success and enhance the value of Omnicom by continuing to link the personal interest of participants to those of Omnicom shareholders and by providing participants with an incentive for outstanding performance to generate superior returns to Omnicom shareholders. The 2013 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), restricted stock, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, and restricted stock units.

Persons eligible to participate in the 2013 Plan include all employees and consultants of Omnicom and its subsidiaries, members of our Board or, as applicable, members of the board of directors of a subsidiary, as determined by the committee administering the 2013 Plan (the "IAP Committee"). The IAP Committee is appointed by our Board, and currently is comprised of the members of our Compensation Committee. With respect to awards to independent directors, Omnicom's Board administers the 2013 Plan.

All of our current equity compensation plans have been approved by shareholders. The following table provides information about our current equity compensation plans as of December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($/shr)	Number of securities remaining available for future issuance (#)
Equity compensation plans approved by security holders: 2013 Incentive Award Plan and previously adopted equity incentive plans (other than our ESPP)	719,757	$27.88	30,308,073 (1)
Equity compensation plans approved by security holders: ESPP Shares	—	—	8,868,299 (2)
Equity compensation plans not approved by security holders	—	—	—
Total	719,757	$27.88	39,176,372

(1)   The maximum number of shares that may be issued under our 2013 Plan pursuant to awards granted after December 31, 2012 is 33,040,000. This number is subject to upward adjustment since awards granted under previously adopted plans ("Prior Plans") that are forfeited or expire may be used again under the 2013 Plan. Any share of common stock that is subject to an option or stock appreciation right granted from our 2013 Plan is counted against this limit as one share of common stock for every one share of common stock granted. Any share of common stock that is subject to an award other than an option or stock appreciation right granted from the 2013 Plan is counted against this limit as 3.5 shares of common stock for every one share of common stock granted. The figure above includes 30,308,073 shares that may be issued under our 2013 Plan, which assumes that all securities available for future issuance are subject to options or stock appreciation rights. If all securities available for future issuance were subject to awards other than options or stock appreciation rights, this figure would be 8,659,449. Our 2013 Plan provides that we may no longer grant any awards under our Prior Plans. As of December 31, 2016, there were 719,757 stock options outstanding under our equity compensation plans (other than our ESPP) with a weighted-average exercise price of $27.88 and a weighted-average term of 2.72 years and 4,264,486 unvested full value shares outstanding under our equity compensation plans (other than our ESPP).

(2)   The ESPP is a tax-qualified plan in which all eligible full-time and part-time domestic employees may participate.

Stock Ownership

The following table sets forth certain information as of the close of business on April 1, 2017 (except as otherwise noted), with respect to the beneficial ownership of our common stock by:

- each person known by Omnicom to own beneficially more than 5% of our outstanding common stock;
- each current director or nominee;
- each named executive officer; and
- all directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security

if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated, the address for each individual listed below is c/o Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022.

Name	Number of Shares Owned (1)	Options Exercisable within 60 Days	Total Beneficial Ownership	Percent of Shares Outstanding (2)
Massachusetts Financial Services Company (3)	18,220,060	—	18,220,060	7.8%
BlackRock, Inc. (4)	16,716,280	—	16,716,280	7.2%
The Vanguard Group (5)	15,749,759	—	15,749,759	6.8%
First Eagle Investment Management, LLC (6)	12,842,729	—	12,842,729	5.5%
Philip Angelastro (7)	239,267	350,000	589,267	*
Alan R. Batkin	22,455	—	22,455	*
Mary C. Choksi	16,698	—	16,698	*
Robert Charles Clark (8)	35,085	—	35,085	*
Leonard Coleman, Jr.	26,891	—	26,891	*
Bruce Crawford	128,050	—	128,050	*
Susan S. Denison	35,235	—	35,235	*
Michael A. Henning	57,618	—	57,618	*
Dennis Hewitt (9)	47,649	—	47,649	*
Deborah J. Kissire	2,115	—	2,115	*
John R. Murphy	56,140	—	56,140	*
Jonathan Nelson (10)	55,320	—	55,320	*
Michael O'Brien (11)	83,123	—	83,123	*
John R. Purcell (12)	37,090	—	37,090	*
Linda Johnson Rice	8,521	—	8,521	*
Valerie M. Williams	1,146	—	1,146	*
John Wren (13)	1,426,204	—	1,426,204	*
All directors and executive officers as a group (19 persons) (14)	2,319,433	350,000	2,669,433	1.1%

* less than 1%.

(1) This column lists voting securities, and securities the payout of which has been deferred at the election of the holder, including restricted stock held by executive officers. Except to the extent noted below, each director or executive officer has sole voting and investment power with respect to the shares reported. The amounts in the column include:

- shares held pursuant to the outside director equity plan, the payout of which has been deferred at the election of the holder, namely, Mr. Batkin — 20,770 shares, Ms. Choksi — 16,698 shares, Mr. Clark — 32,030 shares, Mr. Coleman — 15,765 shares, Ms. Denison — 33,677 shares, Mr. Henning — 53,119 shares, Ms. Kissire — 2,115 shares, Mr. Murphy — 38,196 shares, Mr. Purcell — 32,030 shares, Ms. Johnson Rice — 7,675 shares, and Ms. Williams — 1,146 shares;

- shares previously held under restricted stock awards, the payout of which has been deferred at the election of the holder, namely Mr. Wren — 135,990 shares; and

- shares credited under the Omnicom Group Retirement Savings Plan, namely, Mr. Angelastro — 1,291 shares, and Mr. Wren — 26,328 shares.

(2) The number of shares of common stock outstanding on April 1, 2017 was 233,026,207. The percent of common stock is based on such number of shares and is rounded off to the nearest one-tenth of a percent.

(3) Stock ownership is as of December 31, 2016 and is based solely on a Schedule 13G/A filed with the SEC on February 13, 2017, by Massachusetts Financial Services Company ("MFS"). In the filing, MFS reported having sole voting power over 16,230,455 shares and sole dispositive power over 18,220,060 shares. MFS has certified in its Schedule 13G that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of MFS is 111 Huntington Avenue, Boston, MA 02199.

(4) Stock ownership is as of December 31, 2016, and is based solely on a Schedule 13G/A filed with the SEC on January 25, 2017, by BlackRock, Inc. ("BlackRock"). In the filing, BlackRock reported having sole voting power over 14,653,724 shares and sole dispositive power over 16,716,280 shares. BlackRock has certified in its Schedule 13G that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(5) Stock ownership is as of December 31, 2016, and is based solely on a Schedule 13G/A filed with the SEC on February 10, 2017, by The Vanguard Group ("Vanguard"). In the filing, Vanguard reported having sole voting power over 369,743 shares, shared voting power over 43,811 shares, sole dispositive power over 15,340,031 shares and shared dispositive power over 409,728 shares. Vanguard has certified in its Schedule 13G that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(6) Stock ownership is as of December 31, 2016, and is based solely on a Schedule 13G filed with the SEC on February 6, 2017, by First Eagle Investment Management, LLC ("First Eagle"). In the filing, First Eagle reported having sole voting power over 12,368,041 shares and sole dispositive power over 12,842,729 shares. First Eagle has certified in its Schedule 13G that our stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom. The address of First Eagle is 1345 Avenue of the Americas, New York, NY 10105.

(7) Includes 118,010 PRSUs granted to Mr. Angelastro pursuant to our 2013 Plan.

(8) Includes 1,700 shares that are held in a joint account shared by Mr. Clark and his wife.

(9) Includes 15,593 RSUs and 6,176 PRSUs granted to Mr. Hewitt pursuant to our 2013 Plan.

(10) Includes 43,634 RSUs granted to Mr. Nelson pursuant to our 2013 Plan.

(11) Includes 42,360 RSUs and 9,302 PRSUs granted to Mr. O'Brien pursuant to our 2013 Plan.

(12) Includes 4,000 shares that are held by Mr. Purcell's wife. Mr. Purcell disclaims beneficial ownership of shares held by his wife.

(13) Includes 481,988 PRSUs granted to Mr. Wren pursuant to our 2013 Plan.

(14) Includes 1,700 shares over which there are shared voting and investment power; and 800 shares of restricted stock.

Audit Related Matters

Fees Paid to Independent Auditors

The following table shows information about fees billed by KPMG LLP and affiliates for professional services, as well as all "out-of-pocket" costs incurred in connection with these services, rendered for the last two fiscal years:

	2016	Approved by Audit Committee	2015	Approved by Audit Committee
Audit Fees (1)	$21,103,000	100%	$20,402,000	100%
Audit-Related Fees (2)	$ 843,000	100%	$ 1,374,000	100%
Tax Fees (3)	$ 609,000	100%	$ 643,000	100%
All Other Fees (4)	$ —		$ 16,000	100%
Total Fees	$22,555,000		$22,435,000	

(1) *Audit Fees* consist of fees for professional services for the audit or review of our consolidated financial statements and for the audit of our internal control over financial reporting or for audit services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.

(2) *Audit-Related Fees* consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under Audit Fees, including due diligence related to mergers and acquisitions and special procedures to meet certain statutory requirements.

(3) *Tax Fees* consist primarily of fees for tax compliance including the review and preparation of statutory tax returns and other tax compliance related services.

(4) *All Other Fees* consist of fees for permitted services other than those that meet the criteria above. There were no such services performed in 2016.

In deciding to reappoint KPMG LLP to be our independent auditors for 2017, the Audit Committee considered KPMG LLP's provision of services to assure that it was compatible with maintaining KPMG LLP's independence. The Audit Committee determined that these fees were compatible with the independence of KPMG LLP as our independent auditors.

The Audit Committee has adopted a policy that requires it to pre-approve each audit and permissible non-audit service rendered by KPMG LLP except for items exempt from pre-approval requirements by applicable law. On a quarterly basis, the Audit Committee reviews and generally pre-approves specific types of services and the range of fees that may be provided by KPMG LLP without first obtaining specific pre-approval from the Audit Committee. The policy requires the specific pre-approval of all other permitted services and all other permitted services were pre-approved in 2016.

Audit Committee Report

The Audit Committee's primary purpose is to assist the Board in carrying out its oversight responsibilities relating to Omnicom's financial reporting. Management is responsible for the preparation, presentation and integrity of Omnicom's financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States and auditing the operating effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Audit Committee has reviewed and discussed with management Omnicom's audited 2016 financial statements as of December 31, 2016. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed under all relevant professional and regulatory standards, which included discussion of the quality of Omnicom's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required under all relevant professional and regulatory standards, and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to in this Report, the Audit Committee recommended to the Board that the audited financial statements of Omnicom for the year ended December 31, 2016 be included in its 2016 10-K.

Members of the Audit Committee
John R. Murphy, Chairman
Michael A. Henning, Vice Chairman
Mary C. Choksi
Robert Charles Clark
Deborah J. Kissire
Valerie M. Williams

Item 4 — Ratification of the Appointment of Independent Auditors

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. In accordance with the Audit Committee's charter, the Audit Committee has appointed KPMG LLP as our independent auditors for our fiscal year ending December 31, 2017. We are submitting the selection of our independent auditors for shareholder ratification at the 2017 Annual Meeting. KPMG LLP has been retained as our independent auditor continuously since June 2002. The members of the Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as our independent registered public accounting firm is in the best interests of the Company and its shareholders.

Representatives of KPMG LLP are expected to be present at the 2017 Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Audit Committee is not bound by the results of the vote regarding ratification of the independent auditors. If our shareholders do not ratify the selection, the Audit Committee will reconsider whether to retain KPMG LLP, but still may retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Omnicom and its shareholders.

> **The Board <u>UNANIMOUSLY</u> recommends that shareholders vote <u>FOR</u> ratification of the appointment of KPMG LLP as our independent auditors.**

Approval of this item requires the favorable vote of the holders of a majority of the shares voting on the item. Abstentions and broker non-votes will have no effect on the outcome of this item.

Information About Voting and the Meeting

Record Date Shares Outstanding

Holders of our common stock, par value $0.15 per share, as of the close of business on April 5, 2017, will be entitled to vote their shares at the 2017 Annual Meeting. On that date, there were 232,921,447 shares of our common stock outstanding, each of which is entitled to one vote for each matter to be voted on at the 2017 Annual Meeting.

Quorum; Required Vote; Effect of an Abstention and Broker Non-Votes

More than 50% of the shares entitled to vote will constitute a quorum for the transaction of business at the 2017 Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum exists. Broker non-votes are proxies returned by brokers or other nominees who do not vote on a particular item because they did not receive instruction from the beneficial owner and were not permitted to exercise discretionary voting authority. If a quorum is not present, the shareholders who are present or represented may adjourn the meeting until a quorum exists. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice need be given. We will, however, publish a press release if the meeting is adjourned to another date. An adjournment will have no effect on business that may have already been conducted at the meeting.

In order to obtain approval of the election of any nominee as a director when the number of nominees equals the number of directors to be elected, assuming a quorum exists, a director nominee must receive a majority of the votes cast with respect to such nominee, meaning the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes will not be considered as votes cast and will have no effect on the election of directors. In order to approve, on an advisory basis, the resolution on the Company's executive compensation, approve on an advisory basis, the frequency of future advisory votes on the Company's executive compensation and ratify the appointment of KPMG LLP as our independent auditors, assuming a quorum exists, the affirmative vote of the holders of a majority of the shares represented at the meeting and actually voting on the item is required. Abstentions and broker non-votes will not be considered as voting on the items, and thus will have no effect on the outcome of items 2, 3 and 4.

Voting

You can vote your shares by proxy card, through the Internet, by telephone or in person. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern Daylight Time on Wednesday, May 24, 2017. We have adopted the Internet and telephone voting procedures to authenticate shareholders' identities, to allow shareholders to provide their voting instructions and to confirm that their instructions have been recorded properly. By submitting your proxy through the Internet, by telephone or by using the proxy card, you will authorize two of our officers or their designees to represent you and vote your shares at the meeting in accordance with your instructions or, if no instructions are given, your shares will be voted as described below in the section entitled "Default Voting."

Fidelity Management Trust Company, as trustee under our retirement savings plan, and Computershare Trust Company, Inc., as administrator of our ESPP, will vote common stock held

in the plans as indicated by participants in whose accounts the shares are held, whether or not vested, on their proxies. Please note that your shares held in either plan will be voted as you instruct if your proxy card, telephone or Internet voting instructions are received on or before 11:59 p.m. Eastern Daylight Time on Monday, May 22, 2017. In accordance with the terms of the retirement savings plan, Fidelity Management Trust Company will vote all shares for which it does not receive voting instructions by the deadline provided above in the same proportion on each issue as it votes the shares for which it does receive instructions. In accordance with the terms of the ESPP, Computershare Trust Company, Inc. will not vote shares for which it does not receive voting instructions by the deadline provided above.

Voting by Street Name Holders

If you are the beneficial owner of shares held in "street name" by a broker, bank or other nominee, the broker, bank or other nominee, as the record holder of the shares, is required to vote those shares according to your instructions. Your broker, bank or other nominee should have sent you a voting instruction card for you to use in directing it on how to vote your shares.

Under existing rules, if your broker holds your shares in its name and you have not given voting instructions, your broker nonetheless has the discretion to authorize the designated proxies to act, except on certain matters. As such, they could vote in respect of the ratification of the appointment of KPMG LLP as our independent auditors, but not on the election of directors, the advisory resolution to approve executive compensation or the advisory vote on the frequency of future advisory resolutions to approve executive compensation.

"Default" Voting

If you submit a proxy, whether through the Internet, by telephone or by using the proxy card, but do not indicate any voting instructions, your shares will be voted FOR the election of all nominees for director, FOR the advisory resolution to approve the Company's executive compensation, for ONE YEAR as the frequency of future advisory votes on the Company's executive compensation, and FOR the ratification of the appointment of KPMG LLP. If any other business properly comes before the shareholders for a vote at the meeting, your shares will be voted according to the discretion of the holders of the proxy. They may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any adjournments or postponements of the meeting.

Right to Revoke

If you submit your proxy, you may change your voting instructions at any time prior to the vote at the 2017 Annual Meeting. For shares held directly in your name, you may change your vote by granting a new proxy, through the Internet, by telephone or in writing, which bears a later date (thereby automatically revoking the earlier proxy) or by attending the 2017 Annual Meeting and voting in person. For shares beneficially owned by you, but held in "street name" by a broker, bank or other nominee, please refer to the information forwarded to you by your broker, bank or other nominee for instructions on revoking or changing your proxy.

Tabulation of Votes

Wells Fargo Bank, N.A. will act as inspectors at the 2017 Annual Meeting. They will determine the presence of a quorum and will tabulate and certify the votes.

Additional Information

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires our directors and executive officers, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of our common stock with the SEC. Purchases and sales of our common stock by such persons are published on our website at http://www.omnicomgroup.com.

Based solely upon a review of the copies of such reports filed with the SEC, and on written representations from our reporting persons, we believe that all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of our common stock were complied with during 2016.

Transactions with Related Persons

We review all relationships and transactions between Omnicom or its subsidiaries and related persons to determine whether such persons have a direct or indirect material interest. Related persons include any director, nominee for director, officer or their immediate family members. Although we do not have a written policy governing such transactions, Omnicom's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As part of this process, and pursuant to our Audit Committee's charter, the Audit Committee reviews our policies and procedures with respect to related person transactions. These policies and procedures have been communicated to, and are periodically reviewed with, our directors and executive officers, and the Audit Committee documents in its minutes any actions that it takes with respect to such matters. Under SEC rules, transactions that are determined to be directly or indirectly material to Omnicom, its subsidiaries or a related person are required to be disclosed in Omnicom's Proxy Statement. In the course of reviewing a related party transaction, Omnicom considers (a) the nature of the related person's interest in the transaction, (b) the material terms of the transaction, (c) the importance of the transaction to the related person and Omnicom or its subsidiaries, (d) whether the transaction would impair the judgment of a director or officer to act in the best interest of Omnicom, and (e) any other matters deemed appropriate.

Based on the information available to us and provided to us by our directors and officers, we do not believe that there were any such material transactions in effect since January 1, 2016, or any such material transactions proposed to be entered into during 2017, with the following exception. Mr. Wren's brother, Christopher Wren, is employed as the Financial Systems Director for RAPP, a subsidiary of Omnicom. In 2016, his total compensation was $222,499, including salary, bonus and other benefits.

Expense of Solicitation

We will bear all costs of this proxy solicitation. Proxies may be solicited by mail, in person, by telephone or by facsimile or electronic transmission by our officers, directors, and regular employees. We may reimburse brokerage firms, banks, custodians, nominees and fiduciaries for their expenses to forward proxy materials to beneficial owners. We have retained

Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902 to assist in the solicitation of proxies. For these services, we will pay Morrow Sodali a fee of approximately $10,500 and reimburse it for certain out-of-pocket disbursements and expenses.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by Omnicom under the Securities Act of 1933 or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and

"Audit Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing.

Availability of Certain Documents

In accordance with the rules promulgated by the SEC, we have elected to provide access to our proxy materials on the Internet. This Proxy Statement and our 2016 Annual Report to Shareholders are available, beginning April 13, 2017, on our website at http://investor.omnicomgroup.com. You may also access our Proxy Statement and our 2016 Annual Report to Shareholders at https://materials.proxyvote.com/681919. You also may obtain a copy of this document, our 2016 Annual Report to Shareholders, our Corporate Governance Guidelines, our Code of Business Conduct, our Code of Ethics for Senior

Financial Officers and the charters for our Audit, Compensation, Governance, Finance and Executive Committees, without charge, by writing to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary. All of these documents also are available after being approved by the Board through our website at http://www.omnicomgroup.com. Please note that the information contained on our website is not incorporated by reference in, or considered to be part of, this Proxy Statement.

Delivery of Documents to Shareholders Sharing an Address

If you are the beneficial owner of shares of our common stock held in "street name" by a broker, bank or other nominee, your broker, bank or other nominee may only deliver one copy of this Proxy Statement and our 2016 Annual Report to Shareholders to multiple shareholders who share an address unless that broker, bank or other nominee has received contrary instructions from one or more of the shareholders at a shared address. We will deliver promptly, upon written or oral request, a separate copy of this Proxy Statement and our 2016 Annual Report to Shareholders to a shareholder at a shared address to which a single copy of the documents was delivered. A shareholder who wishes to receive a separate copy of the Proxy Statement

and Annual Report to Shareholders, now or in the future, should submit this request by writing to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary or by calling our Corporate Secretary at (212) 415-3600. Beneficial owners sharing an address who are receiving multiple copies of Proxy Statements and Annual Report to Shareholders and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

Shareholder Communications with Board Members

Interested parties, including shareholders, may communicate (if they wish on a confidential, anonymous basis) with the outside directors, the Chairs of our Audit, Compensation, Finance, Governance and Executive Committees or any individual director (including our Lead Independent Director who presides over the executive sessions of our independent non-management directors) on board-related issues by writing to such director, the Committee Chair or to the outside directors as a group

c/o Corporate Secretary at Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022. The envelope should clearly indicate the person or persons to whom the Corporate Secretary should forward the communication. Communications will be distributed to the Board, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communications.

Shareholder Proposals and Director Nominations for the 2018 Annual Meeting

Any shareholder who wishes to present a proposal for inclusion in next year's proxy statement and form of proxy under Rule 14a-8 must deliver the proposal to our principal executive offices no later than the close of business on December 14, 2017. Proposals should be addressed to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary.

For proposals or director nominations submitted outside the process of Rule 14a-8, our By-laws require that written notice of the proposal or nomination be provided to our Corporate Secretary no less than 60 days prior to the date set for the 2018 Annual Meeting of Shareholders. In order for a nomination for director or proposal to be considered, the notice must include, as to each nominee (if applicable) and the submitting shareholder, the information as to such nominee and shareholder that would be required to be included in a proxy statement under the proxy rules of the SEC if such shareholder were to solicit proxies from all shareholders of Omnicom for the election of such nominee as a director or approval of such proposal and such solicitation were one to which Rules 14a-3 to 14a-12 under the Exchange Act, apply.

In addition, our By-laws provide a proxy access right permitting certain of our shareholders who have beneficially owned 3% or more of our outstanding common stock continuously for at least three years to submit nominations via the Company's proxy materials for up to 20% of the directors then serving, but not less than two. Notice of proxy access director nominations for the 2018 Annual Meeting of Shareholders must be delivered to our principal executive offices no earlier than November 14, 2017 and no later than the close of business on December 14, 2017. Proposals should be addressed to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary. In addition, the notice must set forth the information required by our By-laws with respect to each proxy access director nomination that a shareholder intends to present at the 2018 Annual Meeting of Shareholders.

A copy of the applicable By-law provisions may be obtained, without charge, upon written request addressed to: Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attn: Corporate Secretary. As the rules of the SEC and our By-laws make clear, submitting a proposal or nomination does not guarantee its inclusion.

Michael J. O'Brien
Secretary

New York, New York
April 13, 2017

Annex A

We present financial measures determined in accordance with generally accepted accounting principles in the United States ("GAAP") and adjustments to the GAAP presentation ("Non-GAAP"), which we believe are meaningful for understanding our performance. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies.

We define free cash flow (a Non-GAAP liquidity measure) as net income plus depreciation, amortization, share based compensation expense and plus/(less) other items to reconcile to net cash provided by operating activities. We believe free cash flow is a useful measure of liquidity to evaluate our ability to generate excess cash from our operations.

Our method of calculating free cash flow may differ from methods used by other companies and, accordingly, may not be comparable to such other companies' measures. See the reconciliation of free cash flow to net income, the most directly comparable GAAP measure, below.

Reconciliation of Free Cash Flow to Net Income

	Year Ended December 31,	
	2016	2015
Net Income	$1,246.7	$1,203.4
Depreciation and Amortization Expense	292.9	291.1
Share-Based Compensation Expense	93.4	99.4
Other Items to Reconcile to Net Cash Provided by Operating Activities, net	(24.8)	20.8
Free Cash Flow	$1,608.2	$1,614.7

We define after tax reported operating profit (a Non-GAAP financial measure) as reported operating profit less income taxes calculated using the effective tax rate for the applicable period. We believe after tax reported operating profit is a useful measure of after tax operating performance as it excludes the after tax effects of financing and investing activities on results of operations.

Our method of calculating after tax reported operating profit may differ from methods used by other companies and, accordingly, may not be comparable to such other companies' measures. See the reconciliation of after tax reported operating profit to reported operating profit, the most directly comparable GAAP measure, below.

Reconciliation of After Tax Reported Operating Profit to Reported Operating Profit

	Year Ended December 31,	
	2016	2015
Reported Operating Profit	$2,008.9	$1,920.1
Effective Tax Rate for the applicable period	32.6%	32.8%
Income Taxes on Reported Operating Profit	654.9	629.8
After Tax Reported Operating Profit	$1,354.0	$1,290.3

We define EBITA as earnings before interest, taxes and amortization of intangible assets and EBITA Margin as EBITA divided by revenue, both of which are Non-GAAP financial measures. We use EBITA and EBITA Margin as additional operating performance measures, which exclude the non-cash amortization expense of intangible assets, primarily consisting of intangible assets related to acquired businesses. We believe that EBITA and EBITA Margin are useful measures for investors to evaluate the performance of our businesses.

The following table reconciles the U.S. GAAP financial measure of Net Income - Omnicom Group Inc. to EBITA and EBITA Margin for the periods presented (in millions):

Reconciliation of Net Income to EBITA

	Year ended December 31,	
	2016	2015
Net Income - Omnicom Group Inc.	$ 1,148.6	$ 1,093.9
Net Income Attributed To Noncontrolling Interests	98.1	109.5
Net Income	1,246.7	1,203.4
Income From Equity Method Investments	5.4	8.4
Income Tax Expense	600.5	583.6
Income Before Income Taxes and Income From Equity Method Investments	1,841.8	1,778.6
Interest Expense	209.7	181.1
Interest Income	42.6	39.6
Operating Profit	2,008.9	1,920.1
Add back: Amortization of intangible assets	115.2	109.3
EBITA	$ 2,124.1	$ 2,029.4
Revenue	$15,416.9	$15,134.4
EBITA	$ 2,124.1	$ 2,029.4
EBITA Margin	13.8%	13.4%